Exhibit 99.1

Encana reports solid second quarter cash flow and operating earnings

Calgary, Alberta (July 25, 2012)—Encana Corporation reported cash flow of $794 million or $1.08 per share and $198 million in operating earnings or $0.27 per share for the second quarter 2012. Year-to-date the company generated cash flow of approximately $1.8 billion or $2.47 per share and operating earnings of $438 million or $0.59 per share.

The company’s commodity price hedging program contributed to a realized natural gas price of $4.79 per thousand cubic feet (Mcf) during the quarter, keeping Encana’s cash flow on track with the company’s Guidance for the year. Downward pressure continued on natural gas prices in the quarter which averaged $2.22 per million British thermal units (MMBtu) NYMEX, down over $2.00 from the same period in 2011.

“We will continue to advance our strategic shift towards achieving a diversified portfolio of production and a more balanced stream of future cash flows by accelerating our development of oil and liquids rich natural gas plays and creating value by investing in our highest return projects,” says Randy Eresman, Encana President & CEO. “We are taking a low risk approach to increasing our production of oil and liquids as we focus on the extraction of more natural gas liquids from existing streams using third party facilities and accelerating the development of new plays targeting light oil.”

During the quarter Encana increased its 2012 Guidance for total liquids production by seven percent to 30,000 barrels per day (bbls/d) and announced it is planning to invest an additional $600 million during the second half of the year to take advantage of positive initial results achieved in a number of light oil and liquids rich natural gas plays. With the increased investment, Encana projects average daily liquids production in 2013 to range from 60,000 bbls/d to 70,000 bbls/d, about 40 percent of which is expected to be comprised of light oil and field condensate.

“The increased 2012 investment and our initial projections for 2013 capital in the range of $4.0 billion to $5.0 billion are a reflection of the tremendous operational success we’ve had on our oil and liquids rich plays and the confidence we have in our ability to execute divestitures and joint ventures,” adds Eresman. “We will be disciplined in our approach and only spend the projected 2013 capital when we have secured proceeds through cash flow or completed divestitures and joint ventures. It remains a priority for us to maintain balance sheet strength and investment grade credit-ratings.”

Encana opened data rooms during the quarter for three investment opportunities with respect to its Alberta Duvernay asset, a group of U.S. liquids rich plays and an approximately ten percent interest in the Cutbank Ridge Partnership. Technical presentations on these assets are underway and there has been strong interest from potential partners.

Other activity in the quarter included:

•

Oil and natural gas liquids (NGL) production volumes averaged about 28,000 bbls/d for the quarter, increasing nearly 4,000 bbls/d from the same period of 2011. The growth in liquids production volumes was primarily due to increased royalty interest volumes received and a successful drilling program in the Peace River Arch. The company estimates that NGL volumes would have been an additional 5,000 bbls/d higher during the quarter; however, the deep cut portion of the third party owned Musreau facility was down during the period.

•

Second quarter natural gas production volumes were 2.8 billion cubic feet per day (Bcf/d). Volumes were approximately 500 MMcf/d lower due to voluntary capacity reductions, divestitures and natural declines. These declines were partially offset in the Canadian Division by successful drilling programs in Bighorn and the Peace River Arch and in the USA Division by a successful drilling program in the Piceance Basin.

Second quarter report

for the period ended June 30, 2012

•

Second quarter net earnings were a loss of $1.5 billion. Under U.S. GAAP full cost accounting, the carrying amount of Encana’s natural gas and oil properties is subject to a ceiling test on a quarterly basis. As a result Encana recorded a $1.7 billion after-tax impairment charge against net earnings in the quarter resulting primarily from the decline in 12-month average trailing natural gas prices. The impairment charge is non-cash in nature, does not affect cash flow or operating earnings and is not reflective of the fair value of the assets. Given the current pricing environment, the company expects that further declines in 12-month average trailing natural gas prices will likely result in the recognition of future ceiling test impairments.

Quarterly dividend of 20 cents per share declared

Encana’s Board of Directors has declared a quarterly dividend of 20 cents per share payable on September 28, 2012 to common shareholders as of September 14, 2012.

Second Quarter Highlights

Financial Summary
(for the period ended June 30) ($ millions, except per share amounts)	Q2 2012	Q2 2011
Cash flow[1]	794	1,089
Per share diluted	1.08	1.48
Operating earnings[1]	198	352
Per share diluted	0.27	0.48
Earnings Reconciliation Summary
Net earnings (loss)	(1,482)	383
After tax (addition) deduction:
Unrealized hedging gain (loss)	(547)	18
Impairments	(1,695)	—
Non-operating foreign exchange gain (loss)	(90)	44
Estimated annual effective tax rate adjustments	652	(31)
Operating earnings[1]	198	352
Per share diluted	0.27	0.48

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on page 3.

Production Summary
(for the period ended June 30) (After royalties)	Q2 2012	Q2 2011	% Δ
Natural gas (MMcf/d)	2,802	3,309	-15
Liquids (Mbbls/d)	28	24	+17

Second Quarter Natural Gas and Liquids Prices
	Q2 2012	Q2 2011
Natural gas
NYMEX ($/MMBtu)	2.22	4.31
Encana realized gas price[1] ($/Mcf)	4.79	5.09
Oil and NGLs ($/bbl)
WTI	93.35	102.34
Encana realized liquids price[1]	80.32	92.66

1	Realized prices include the impact of financial hedging.

2
Encana Corporation	Second Quarter Interim Report

Second quarter report

for the period ended June 30, 2012

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

•

Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS–In the interests of providing Encana Corporation (“Encana” or the “Company”) shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: achieving a diversified portfolio of production and more balanced cash flow generation by accelerating development of oil and liquids rich natural gas plays and investing in higher return projects; plan to invest additional $600 million in 2012; expected liquids production by year end 2012 and projected average daily liquids production in 2013; projected 2013 capital investment; expectation to attract investments on Alberta Duvernay, U.S. liquids rich plays and an approximately ten percent interest in the Cutbank Ridge Partnership; expected divestiture proceeds for 2012 and 2013; and ability to maintain strong balance sheet and investment grade credit ratings.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit

3
Encana Corporation	Second Quarter Interim Report

Second quarter report

for the period ended June 30, 2012

risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2012 cash flow for Encana is based upon, among other things, achieving average production for 2012 of 3.0 Bcf/d of natural gas and 30,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.25 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million. Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon achieving average production for 2013 of between 2.9 Bcf/d and 3.1 Bcf/d of natural gas and 60,000 bbls/d to 70,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.50 per Mcf and WTI of $90 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

4
Encana Corporation	Second Quarter Interim Report

Second quarter report

for the period ended June 30, 2012

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited interim Condensed Consolidated Financial Statements for the period ended June 30, 2012 (“Interim Condensed Consolidated Financial Statements”), as well as the audited United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) Consolidated Financial Statements and U.S. GAAP MD&A for the year ended December 31, 2011.

The Interim Condensed Consolidated Financial Statements and comparative information have been prepared in accordance with U.S. GAAP and in U.S. dollars, except where another currency has been indicated. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate. The term “liquids-rich” is used to represent natural gas streams with associated liquids volumes. This document is dated July 24, 2012.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Operating Earnings, Debt to Debt Adjusted Cash Flow, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Debt to Adjusted EBITDA and Debt to Adjusted Capitalization. Further information can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs. Encana is pursuing the key business objectives of maintaining financial strength, optimizing capital investments in the Company’s highest return projects and continuing to pay a stable dividend to shareholders as it pursues disciplined, responsible and reliable low-cost production growth.

Encana’s extensive portfolio of reserves and economic contingent resources in high-growth resource plays in North America serve as the foundation for the Company’s long-term strategy of accelerating the value recognition of its assets. Encana has a history of entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost.

Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Repeatable operations lend themselves to ongoing cost reductions through optimization of equipment and processes by applying continuous improvement techniques.

Encana is focused on balancing capital investment to build long-term production growth capacity with near term market uncertainty. Encana entered 2012 focused on aligning capital investment plus anticipated dividends with expected cash flow generation. In June 2012, the Company increased its planned 2012 capital investment to $3.5 billion based on the positive initial results achieved in a number of its oil and liquids-rich plays. The $600 million in additional capital investment will be funded by cash and is expected to increase liquids cash flow contribution in 2013, which supports the Company’s goal of developing a more diversified production and cash flow portfolio. Proceeds from planned divestitures and joint venture transactions are expected to provide additional financial flexibility.

Given the current natural gas pricing environment, many of the Company’s drier natural gas plays are seeing a reduced capital program, while a growing portion of capital investment is being directed towards oil and liquids-rich development and exploration opportunities. Encana continues to focus on attracting third-party investments to advance development of the Company’s reserves and resources.

5 Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

At June 30, 2012, Encana has hedged approximately 1,955 million cubic feet (“MMcf”) per day (“MMcf/d”) of expected July to December 2012 natural gas production using NYMEX fixed price contracts at an average price of $5.79 per thousand cubic feet (“Mcf”) and approximately 505 MMcf/d of expected 2013 production at an average price of $5.24 per Mcf. The Company’s hedging program helps sustain Cash Flow and netbacks during periods of lower prices.

Encana is working to expand the use of natural gas in North America in power generation, transportation and industrial applications. Accessing new natural gas markets, including the export of liquefied natural gas (“LNG”), is part of this initiative. Encana also has a 30 percent interest in the planned Kitimat LNG export terminal in British Columbia.

Further information on expected 2012 results can be found in Encana’s 2012 Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•

Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre. Five key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Peace River Arch in northwest Alberta; (iii) Cutbank Ridge in northern British Columbia; (iv) Bighorn in west central Alberta; and (v) Coalbed Methane (“CBM”) in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

•

USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas.

•

Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

6	Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Results Overview

Highlights

In the three months ended June 30, 2012, Encana reported:

•	Cash Flow of $794 million and Operating Earnings of $198 million.

•	Net Earnings, a loss of $1,482 million, including after-tax non-cash ceiling test impairments of $1,695 million.

•	Average natural gas production volumes of 2,802 MMcf/d and average liquids production volumes of 28.2 thousand barrels (“Mbbls”) per day (“Mbbls/d”).

•	Realized financial commodity hedging gains of $441 million after tax.

•	Average natural gas prices, including financial hedges, of $4.79 per Mcf. Average liquids prices of $80.32 per barrel (“bbl”).

•	Dividends paid of $0.20 per share.

In the six months ended June 30, 2012, Encana reported:

•	Cash Flow of $1,815 million and Operating Earnings of $438 million.

•	Net Earnings, a loss of $1,470 million, including after-tax non-cash ceiling test impairments of $1,695 million.

•	Average natural gas production volumes of 3,037 MMcf/d and average liquids production volumes of 28.7 Mbbls/d.

•	Realized financial commodity hedging gains of $799 million after tax.

•	Average natural gas prices, including financial hedges, of $4.68 per Mcf. Average liquids prices of $82.08 per bbl.

•	Dividends paid of $0.40 per share.

Significant developments for the Company during the six months ended June 30, 2012 included the following:

•

Entered into an agreement with a subsidiary of Toyota Tsusho Corporation (“Toyota Tsusho”) under which Toyota Tsusho will invest approximately C$600 million to acquire a 32.5 percent gross overriding royalty interest in natural gas production from a portion of Encana’s CBM resource play. Toyota Tsusho invested approximately C$100 million in April 2012 and will invest approximately C$500 million over the next seven years.

•

Entered into a partnership agreement with Mitsubishi Corporation (“Mitsubishi”) to jointly develop certain Cutbank Ridge lands in British Columbia owned by Encana. Under the agreement, Mitsubishi agreed to invest approximately C$2.9 billion for a 40 percent interest in the partnership. The transaction closed in February 2012 and C$1.45 billion was received.

•

Entered into an upstream joint venture agreement with Exaro Energy III LLC (“Exaro”) that will result in Exaro investing approximately $380 million over the next five years to earn a working interest in certain sections of the Jonah field in Wyoming.

•	Closed the sale of two natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million in February 2012.

•

Closed the remainder of the sale of its North Texas natural gas producing assets for proceeds of $114 million in March 2012. In December 2011, the Company closed the majority of the North Texas asset sale for proceeds of $836 million.

7 Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Financial Results

	Six months ended June 30		2012		2011				2010
($ millions, except per share)	2012	2011	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Cash Flow (1)	$1,815	$2,052	$794	$1,021	$983	$1,181	$1,089	$963	$917	$1,132
per share – diluted	2.47	2.78	1.08	1.39	1.33	1.60	1.48	1.31	1.25	1.54
Operating Earnings (1)	438	570	198	240	232	389	352	218	242	330
per share – diluted	0.59	0.77	0.27	0.33	0.31	0.53	0.48	0.30	0.33	0.45
Net Earnings	(1,470)	22	(1,482)	12	(476)	459	383	(361)	131	763
per share – basic	(2.00)	0.03	(2.01)	0.02	(0.65)	0.62	0.52	(0.49)	0.18	1.04
per share – diluted	(2.00)	0.03	(2.01)	0.02	(0.65)	0.62	0.52	(0.49)	0.18	1.04
Capital Investment	1,917	2,416	797	1,120	1,008	1,186	1,122	1,294	1,430	1,223
Net Acquisitions and (Divestitures)	(2,368)	(23)	(8)	(2,360)	(1,538)	(4)	108	(131)	83	(31)
Revenues, Net of Royalties	2,530	3,653	731	1,799	2,461	2,353	1,986	1,667	1,431	2,425

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Three months ended June 30, 2012 versus June 30, 2011

Cash Flow of $794 million decreased $295 million primarily due to lower commodity prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains and higher liquids production volumes. In the three months ended June 30, 2012:

•	Realized financial hedging gains were $441 million after tax compared to $131 million after tax in 2011.

•

Average natural gas prices, excluding financial hedges, were $2.25 per Mcf in 2012 compared to $4.42 per Mcf in 2011. Average liquids prices were $80.32 per bbl in 2012 compared to $92.66 per bbl in 2011.

•

Average natural gas production volumes of 2,802 MMcf/d in 2012 decreased 507 MMcf/d from 3,309 MMcf/d in 2011. Average oil and NGL production volumes increased 3.9 Mbbls/d to 28.2 Mbbls/d in 2012 from 24.3 Mbbls/d in 2011.

Operating Earnings of $198 million decreased $154 million primarily due to lower commodity prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains, lower depreciation, depletion and amortization (“DD&A”) and higher liquids production volumes.

Net Earnings, a loss of $1,482 million, decreased $1,865 million primarily due to after-tax non-cash ceiling test impairments of $1,695 million (2011—nil) and an after-tax combined realized and unrealized financial hedging gain reversal of $106 million (2011—$149 million gain). Net earnings also decreased due to lower commodity prices and lower natural gas production volumes, partially offset by lower DD&A, higher liquids production volumes and a deferred tax recovery.

The Company’s second quarter 2012 non-cash ceiling test impairments primarily resulted from the decline in the 12-month average trailing natural gas prices. Under full cost accounting, the carrying amount of Encana’s natural gas and oil properties within each country cost centre is subject to a ceiling test performed quarterly. Ceiling test impairments are recognized when the capitalized costs aggregated by country exceed the sum of the estimated after-tax future net cash flows from proved reserves as calculated under SEC requirements using the 12-month average trailing prices and discounted at 10 percent. Given the current pricing environment, the Company expects that further declines in the 12-month average trailing natural gas prices will reduce proved reserves volumes and values based on SEC requirements and likely result in the recognition of future ceiling test impairments.

8	Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Six months ended June 30, 2012 versus June 30, 2011

Cash Flow of $1,815 million decreased $237 million primarily due to lower commodity prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains and higher liquids production volumes. In the six months ended June 30, 2012:

•	Realized financial hedging gains were $799 million after tax compared to $269 million after tax in 2011.

•

Average natural gas prices, excluding financial hedges, were $2.55 per Mcf in 2012 compared to $4.34 per Mcf in 2011. Average liquids prices were $82.08 per bbl in 2012 compared to $86.85 per bbl in 2011.

•

Average natural gas production volumes of 3,037 MMcf/d in 2012 decreased 216 MMcf/d from 3,253 MMcf/d in 2011. Average oil and NGL production volumes increased 4.9 Mbbls/d to 28.7 Mbbls/d in 2012 from 23.8 Mbbls/d in 2011.

Operating Earnings of $438 million decreased $132 million primarily due to lower commodity prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains, lower DD&A and higher liquids production volumes.

Net Earnings, a loss of $1,470 million, decreased $1,492 million primarily due to higher non-cash ceiling test impairments, lower commodity prices, lower natural gas production volumes and a lower foreign exchange gain. These were partially offset by higher combined realized and unrealized financial hedging gains, lower DD&A, higher liquids production volumes and a deferred tax recovery. Combined realized and unrealized after-tax financial hedging gains were $297 million in 2012 (2011—$199 million).

In the first six months of 2012, the Company recognized after-tax non-cash ceiling test impairments of $1,695 million compared to $582 million in 2011. The non-cash ceiling test impairments primarily resulted from the decline in the 12-month average trailing natural gas prices.

9 Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Quarterly Prices and Foreign Exchange Rates

	Six months ended June 30		2012		2011				2010
(average for the period)	2012	2011	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Encana Realized Pricing
Natural Gas ($/Mcf)
Including hedging	$4.68	$5.04	$4.79	$4.58	$4.79	$5.01	$5.09	$5.00	$5.03	$5.27
Excluding hedging	2.55	4.34	2.25	2.80	3.73	4.32	4.42	4.26	3.93	4.19
Liquids ($/bbl)
Including hedging	82.08	86.85	80.32	83.77	85.44	82.43	92.66	80.70	68.91	61.79
Excluding hedging	82.08	86.85	80.32	83.77	85.44	82.43	92.66	80.70	71.05	62.15
Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	2.48	4.21	2.22	2.74	3.55	4.20	4.31	4.11	3.80	4.39
AECO (C$/Mcf)	2.17	3.76	1.83	2.52	3.47	3.72	3.74	3.77	3.58	3.72
Rockies (Opal) ($/MMBtu)	2.34	3.91	2.01	2.67	3.47	3.90	3.98	3.84	3.44	3.53
HSC ($/MMBtu)	2.41	4.17	2.17	2.65	3.49	4.23	4.29	4.06	3.78	4.33
Basis Differential ($/MMBtu)
AECO/NYMEX	0.30	0.36	0.39	0.22	0.17	0.34	0.42	0.29	0.28	0.83
Rockies/NYMEX	0.14	0.30	0.21	0.07	0.08	0.30	0.33	0.27	0.36	0.86
HSC/NYMEX	0.07	0.04	0.05	0.09	0.06	(0.03)	0.02	0.05	0.02	0.06
Oil Price Benchmark
West Texas Intermediate (WTI) ($/bbl)	98.15	98.50	93.35	103.03	94.02	89.54	102.34	94.25	85.18	76.28
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.994	1.024	0.990	0.999	0.978	1.020	1.033	1.015	0.987	0.962

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In the second quarter and first six months of 2012, Encana’s average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to the same periods of 2011. Hedging activities contributed an additional $2.54 per Mcf to the average realized natural gas price in the second quarter of 2012 and an additional $2.13 per Mcf to the price in the first six months of 2012. Encana’s average realized liquids price in the second quarter and first six months of 2012 reflected lower benchmark prices compared to the same periods of 2011.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

At June 30, 2012, Encana has hedged approximately 1,955 MMcf/d of expected July to December 2012 natural gas production using NYMEX fixed price contracts at an average price of $5.79 per Mcf. In addition, Encana has hedged approximately 505 MMcf/d of expected 2013 natural gas production at an average price of $5.24 per Mcf. The Company’s hedging program helps sustain Cash Flow during periods of lower prices. For additional information see the Risk Management—Financial Risks section of this MD&A.

10	Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Production and Net Capital Investment

Production Volumes (After Royalties)

	Six months ended June 30		2012		2011				2010
(average daily)	2012	2011	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Natural Gas (MMcf/d)
Canadian Division	1,365	1,420	1,237	1,493	1,515	1,460	1,445	1,395	1,395	1,390
USA Division	1,672	1,833	1,565	1,779	1,944	1,905	1,864	1,801	1,835	1,791

	3,037	3,253	2,802	3,272	3,459	3,365	3,309	3,196	3,230	3,181

Oil and NGLs (Mbbls/d)
Canadian Division	18.1	14.6	16.9	19.2	13.9	15.1	14.8	14.3	11.3	14.3
USA Division	10.6	9.2	11.3	10.1	10.0	9.3	9.5	9.0	9.2	9.1

	28.7	23.8	28.2	29.3	23.9	24.4	24.3	23.3	20.5	23.4

In the second quarter of 2012, average natural gas production volumes of 2,802 MMcf/d decreased 507 MMcf/d from the same period of 2011. In the first six months of 2012, average natural gas production volumes of 3,037 MMcf/d decreased 216 MMcf/d from the same period of 2011. The Canadian Division volumes were lower primarily due to shut-in production and divestitures, partially offset by a successful drilling program at Bighorn and Peace River Arch. The USA Division volumes were lower primarily due to shut-in production, divestitures and natural declines, partially offset by a successful drilling program in Piceance.

In the second quarter of 2012, average oil and NGL production volumes of 28.2 Mbbls/d increased 3.9 Mbbls/d from the same period of 2011. In the first six months of 2012, average oil and NGL production volumes of 28.7 Mbbls/d increased 4.9 Mbbls/d from the same period of 2011. The increase in liquids production volumes is primarily due to increased royalty interest volumes, a successful drilling program in Peace River Arch and the extraction of additional liquids volumes at the Musreau plant in the Alberta Deep Basin.

Net divestitures reduced average natural gas production volumes for the first six months of 2012 by approximately 155 MMcf/d compared to the same period of 2011. Production volumes were lower by approximately 45 MMcf/d in the Canadian Division and approximately 110 MMcf/d in the USA Division.

In the first quarter of 2012, Encana announced plans to shut-in and curtail natural gas production of approximately 250 MMcf/d for 2012 in areas subject to higher decline and higher variable costs due to the current natural gas pricing environment. The duration of Encana’s voluntary shut-ins and curtailments are subject to a number of factors, including a recovery in prices, and is therefore uncertain at this time.

11 Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Net Capital Investment

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011
Canadian Division	$323	$469	$838	$1,097
USA Division	432	619	995	1,267
Market Optimization	1	—	7	—
Corporate & Other	41	34	77	52

Capital Investment	797	1,122	1,917	2,416

Acquisitions	175	151	328	417
Divestitures	(183)	(43)	(2,696)	(440)

Net Acquisitions and Divestitures	(8)	108	(2,368)	(23)

Net Capital Investment	$789	$1,230	$(451)	$2,393

Capital investment during the first six months of 2012 was $1,917 million compared to $2,416 million in the same period of 2011. Capital investment in 2012 focused on completing previously initiated drilling programs and executing drilling programs with joint venture partners. Key resource play development continued in Haynesville, Piceance, Bighorn, Cutbank Ridge and Peace River Arch. Given the current natural gas pricing environment, the Company has reduced its investment in drier natural gas plays, while increasing its investment in oil and liquids-rich development and exploration opportunities. Investment in prospective oil and liquids-rich plays was focused on the Duvernay, Tuscaloosa Marine Shale, the Eaglebine and the San Juan Basin.

Acquisitions in the first six months of 2012 were $109 million in the Canadian Division and $219 million in the USA Division and primarily included land and property purchases with oil and liquids-rich production potential.

Divestitures in the first six months of 2012 were $2,504 million in the Canadian Division and $190 million in the USA Division. The Canadian Division included C$1.45 billion received from Mitsubishi, approximately C$100 million received from Toyota Tsusho and approximately C$920 million received for the sale of two natural gas processing plants. The USA Division received proceeds of $114 million from the divestiture of the remaining North Texas natural gas producing assets. Divestitures in the first six months of 2011 in the USA Division included the sale of its Fort Lupton natural gas processing plant for proceeds of $296 million. Amounts received from these divestitures have been deducted from the Canadian and U.S. full cost pools.

In April 2012, Encana entered into an agreement with Toyota Tsusho, under which Toyota Tsusho invested approximately C$100 million upon closing the transaction and will invest approximately C$500 million over the next seven years to acquire a 32.5 percent gross overriding royalty interest in natural gas production from a portion of Encana’s CBM resource play. The transaction closed on April 19, 2012.

In February 2012, Encana entered into a partnership agreement with Mitsubishi for the development of certain Cutbank Ridge lands in British Columbia. Under the agreement, Encana owns 60 percent and Mitsubishi owns 40 percent of the partnership. Mitsubishi initially invested approximately C$1.45 billion on closing and will invest approximately C$1.45 billion, in addition to its 40 percent of the partnership’s future capital investment, for a commitment period which is expected to be about five years, thereby reducing Encana’s capital funding commitments to 30 percent of the total expected capital investment over that period. The transaction does not include any of Encana’s current Cutbank Ridge production, processing plants, gathering systems or the Company’s Alberta landholdings. The transaction closed on February 24, 2012 and C$1.45 billion was received.

In February 2012, the Company closed the sale of its natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million. As part of the sale, Encana has entered into an agreement for firm gathering and processing services in the Cutbank Ridge area.

Encana is presently involved in a number of joint venture transactions with counterparties in both Canada and the U.S. These arrangements support the Company’s long-term strategy of accelerating the value recognition of its

12	Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

assets. Sharing development costs with third parties enables Encana to advance project development while reducing capital investment, thereby improving project returns.

Divisional Results

Canadian Division

Operating Cash Flow

Three months ended June 30, 2012 versus June 30, 2011

	Three months ended June 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties, excluding Hedging	$350	$658	$2.05	$3.97	$76.47	$92.10
Realized Financial Hedging Gain	286	77	2.61	0.59	—	—
Expenses
Production and mineral taxes	3	4	0.01	0.02	1.28	0.62
Transportation and processing	145	137	1.31	1.02	1.18	1.77
Operating	83	80	0.71	0.58	1.68	1.04

Operating Cash Flow/Netback	$405	$514	$2.63	$2.94	$72.33	$88.67

	Three months ended June 30
	Natural Gas		Oil & NGLs
	(MMcf/d)		(Mbbls/d)
	2012	2011	2012	2011
Production Volumes—After Royalties	1,237	1,445	16.9	14.8

Operating Cash Flow of $405 million decreased $109 million primarily due to lower realized commodity prices and lower natural gas production volumes, partially offset by higher financial hedging gains and higher liquids production volumes. In the three months ended June 30, 2012:

•	Realized financial hedging gains were $286 million compared to $77 million in 2011 on a before-tax basis.

•	Lower natural gas and liquids prices decreased revenues by $248 million.

•

Average natural gas production volumes of 1,237 MMcf/d were lower by 208 MMcf/d. This decreased revenues by $75 million primarily due to shut-in production and divestitures, partially offset by a successful drilling program at Bighorn and Peace River Arch. A portion of 2012 production has been shut-in at CBM, Cutbank Ridge and Greater Sierra.

•	Average oil and NGL production volumes of 16.9 Mbbls/d were higher by 2.1 Mbbls/d, which increased revenues by $17 million primarily due to increased royalty interest volumes.

13 Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Six months ended June 30, 2012 versus June 30, 2011

	Six months ended June 30
	Operating Cash Flow		Natural Gas Netback		Oil & NGLs Netback
	($ millions)		($/Mcf)		($/bbl)
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties, excluding Hedging	$845	$1,255	$2.33	$3.92	$78.33	$85.59
Realized Financial Hedging Gain	514	158	2.10	0.61	—	—
Expenses
Production and mineral taxes	6	8	—	0.02	1.85	0.87
Transportation and processing	278	249	1.12	0.95	1.06	1.56
Operating	180	190	0.69	0.70	1.40	1.22

Operating Cash Flow/Netback	$895	$966	$2.62	$2.86	$74.02	$81.94

	Six months ended June 30
	Natural Gas		Oil & NGLs
	(MMcf/d)		(Mbbls/d)
	2012	2011	2012	2011
Production Volumes—After Royalties	1,365	1,420	18.1	14.6

Operating Cash Flow of $895 million decreased $71 million primarily due to lower realized commodity prices, lower natural gas production volumes and higher transportation and processing expenses, partially offset by higher financial hedging gains and higher liquids production volumes. In the six months ended June 30, 2012:

•	Realized financial hedging gains were $514 million compared to $158 million in 2011 on a before-tax basis.

•	Lower natural gas and liquids prices decreased revenues by $427 million.

•

Average natural gas production volumes of 1,365 MMcf/d were lower by 55 MMcf/d. This decreased revenues by $34 million primarily due to shut-in production and divestitures, partially offset by a successful drilling program at Bighorn and Peace River Arch. A portion of 2012 production has been shut-in at CBM, Cutbank Ridge and Greater Sierra.

•

Average oil and NGL production volumes of 18.1 Mbbls/d were higher by 3.5 Mbbls/d. This increased revenues by $56 million primarily due to increased royalty interest volumes, a successful drilling program in Peace River Arch and the extraction of additional liquids volumes at the Musreau plant in the Alberta Deep Basin.

•

Transportation and processing expenses increased $29 million primarily due to higher volumes processed through third-party facilities mainly resulting from the sale of the two natural gas processing plants.

Comparative figures for the three and six months ended June 30, 2011 presented in the Operating Cash Flow table above have been updated to present processing costs with transportation expense. Formerly these processing costs were presented in operating expenses. The Company has reclassified $73 million of operating expense to transportation and processing expense for the three months ended June 30, 2011 and $130 million for the six months ended June 30, 2011. For additional information see Note 3 to the Interim Condensed Consolidated Financial Statements.

14	Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Other Divisional Expenses

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011
Depreciation, depletion and amortization	$162	$249	$396	$487
Impairments	748	—	748	776

In the second quarter and first six months of 2012, DD&A decreased compared to 2011 due to a decrease in production volumes and lower depletion rates. The lower depletion rates primarily resulted from the ceiling test impairment recognized in the fourth quarter of 2011 and the credit to the full cost pool for amounts received from divestitures in the first quarter of 2012.

In the second quarter and first six months of 2012, the Division recognized a non-cash ceiling test impairment of $748 million before tax compared to $776 million before tax recognized in the first six months of 2011. The impairments primarily resulted from the decline in the 12-month average trailing natural gas prices, which have reduced the Division’s proved reserves volumes and values as calculated under SEC requirements. A non-cash ceiling test impairment is recognized when the capitalized costs aggregated at the country cost centre level exceed the sum of the estimated after-tax future net cash flows from proved reserves based on SEC requirements, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs.

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

	Natural Gas	Liquids
	AECO (C$/MMBtu)	Edmonton (1) (C$/bbl)
12-Month Average Trailing Reserves Pricing (2)
June 30, 2012	2.76	92.20
December 31, 2011	3.76	96.53
June 30, 2011	3.77	87.91

(1)	Light Sweet.
(2)	All prices were held constant in all future years when estimating reserves.

15 Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

USA Division

Operating Cash Flow

Three months ended June 30, 2012 versus June 30, 2011

	Three months ended June 30
	Operating Cash Flow		Natural Gas Netback		Oil & NGLs Netback
	($ millions)		($/Mcf)		($/bbl)
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties, excluding Hedging	$437	$900	$2.41	$4.76	$86.11	$93.53
Realized Financial Hedging Gain	355	125	2.49	0.73	—	—
Expenses
Production and mineral taxes	12	51	0.03	0.25	7.17	9.38
Transportation and processing	148	195	1.04	1.15	0.09	—
Operating	87	101	0.56	0.59	5.52	—

Operating Cash Flow/Netback	$545	$678	$3.27	$3.50	$73.33	$84.15

	Three months ended June 30
	Natural Gas		Oil & NGLs
	(MMcf/d)		(Mbbls/d)
	2012	2011	2012	2011
Production Volumes—After Royalties	1,565	1,864	11.3	9.5

Operating Cash Flow of $545 million decreased $133 million primarily due to lower realized natural gas prices and lower natural gas production volumes, partially offset by higher financial hedging gains, lower transportation and processing expenses, lower production and mineral taxes and higher liquids production volumes. In the three months ended June 30, 2012:

•	Realized financial hedging gains were $355 million compared to $125 million in 2011 on a before-tax basis.

•	Lower natural gas prices decreased revenues by $335 million.

•

Average natural gas production volumes of 1,565 MMcf/d were lower by 299 MMcf/d. This decreased revenues by $129 million primarily due to divestitures in Texas and shut-in production in Haynesville, partially offset by a successful drilling program in Piceance.

•	Average oil and NGL production volumes of 11.3 Mbbls/d were higher by 1.8 Mbbls/d, which increased revenues by $15 million.

•	Production and mineral taxes decreased $39 million primarily due to lower natural gas prices.

•	Transportation and processing expenses decreased $47 million primarily due to lower natural gas production volumes.

16	Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Six months ended June 30, 2012 versus June 30, 2011

	Six months ended June 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties, excluding Hedging	$1,013	$1,731	$2.73	$4.66	$88.44	$88.82
Realized Financial Hedging Gain	657	255	2.16	0.77	—	—
Expenses
Production and mineral taxes	33	100	0.06	0.26	7.71	8.71
Transportation and processing	321	367	1.05	1.11	0.14	—
Operating	188	236	0.59	0.68	4.13	—

Operating Cash Flow/Netback	$1,128	$1,283	$3.19	$3.38	$76.46	$80.11

	Six months ended June 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2012	2011	2012	2011
Production Volumes—After Royalties	1,672	1,833	10.6	9.2

Operating Cash Flow of $1,128 million decreased $155 million primarily due to lower realized natural gas prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains, lower production and mineral taxes, lower operating expenses, lower transportation and processing expenses and higher liquids production volumes. In the six months ended June 30, 2012:

•	Realized financial hedging gains were $657 million compared to $255 million in 2011 on a before-tax basis.

•	Lower natural gas prices decreased revenues by $590 million.

•

Average natural gas production volumes of 1,672 MMcf/d were lower by 161 MMcf/d. This decreased revenues by $128 million primarily due to divestitures in Texas and shut-in production in Haynesville, partially offset by a successful drilling program in Piceance.

•	Average oil and NGL production volumes of 10.6 Mbbls/d were higher by 1.4 Mbbls/d, which increased revenues by $24 million.

•	Production and mineral taxes decreased $67 million primarily due to lower natural gas prices.

•	Transportation and processing expenses decreased $46 million primarily due to lower natural gas production volumes.

•	Operating expenses decreased $48 million primarily due to lower property taxes and lower long-term compensation costs.

17 Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Other Divisional Expenses

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011
Depreciation, depletion and amortization	$287	$302	$617	$602
Impairments	1,778	—	1,778	—

In the second quarter of 2012, DD&A decreased $15 million compared to 2011 primarily due to lower production volumes, partially offset by a higher depletion rate. In the first six months of 2012, DD&A increased $15 million compared to 2011 due to a higher depletion rate, partially offset by lower production volumes. The higher depletion rates primarily resulted from lower proved reserves estimates based on SEC requirements due to a decline in natural gas prices.

In the second quarter and first six months of 2012, the Division recognized a non-cash ceiling test impairment of $1,778 million before tax. The impairment primarily resulted from the decline in the 12-month average trailing natural gas prices, which have reduced the Division’s proved reserves volumes and values as calculated under SEC requirements.

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

	Natural Gas	Liquids
	Henry Hub ($/MMBtu)	WTI ($/bbl)
12-Month Average Trailing Reserves Pricing (1)
June 30, 2012	3.15	95.67
December 31, 2011	4.12	96.19
June 30, 2011	4.21	89.86

(1)	All prices were held constant in all future years when estimating reserves.

Market Optimization

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011
Revenues	$97	$190	$218	$369
Expenses
Operating	6	4	16	17
Purchased product	85	174	190	339
Depreciation, depletion and amortization	3	3	6	6

	$3	$9	$6	$7

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expenses decreased in the second quarter and first six months of 2012 compared to 2011 primarily due to lower commodity prices and lower volumes required for optimization.

18	Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Corporate and Other

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011
Revenues	$(794)	$36	$(717)	$(115)
Expenses
Operating	3	(1)	12	(19)
Depreciation, depletion and amortization	20	19	40	38

	$(817)	$18	$(769)	$(134)

Revenues mainly includes unrealized hedging gains or losses recorded on natural gas financial derivative contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Operating expenses primarily reflect unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office furniture and leasehold improvements.

Other Operating Results

Expenses

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011
Accretion of asset retirement obligation	$13	$12	$27	$25
Administrative	95	67	197	203
Interest	135	124	258	243
Foreign exchange (gain) loss, net	97	(44)	(5)	(190)
Other	—	(1)	(2)	(1)

	$340	$158	$475	$280

Administrative expenses in the second quarter of 2012 increased $28 million compared to 2011 primarily due to the 2011 comparative including a recovery of long-term compensation costs as a result of changes in share prices.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and revaluations of other monetary assets and liabilities.

19 Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Income Tax

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011
Current Income Tax	$(43)	$(109)	$(177)	$(176)
Deferred Income Tax	(1,654)	236	(1,107)	131

Income Tax Expense (Recovery)	$(1,697)	$127	$(1,284)	$(45)

In the first six months of 2012:

•	Current income tax was a recovery of $177 million compared to a recovery of $176 million in 2011. The current income tax recoveries were primarily due to the carry back of tax losses to prior years.

•	Total income tax expense, a recovery of $1,284 million, decreased $1,239 million compared to 2011 primarily due to lower net earnings before tax.

Interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax. Encana’s effective tax rate for the first six months of 2012 was 47 percent which includes the tax benefit from the Cutbank Ridge transaction with Mitsubishi that closed in the first quarter. Encana expects a current tax recovery for 2012.

The estimated annual effective income tax rate is impacted by expected annual earnings, along with tax benefits and expenses resulting from items including tax on divestitures and related pool adjustments, international financing and the non-taxable portions of capital gains and losses.

The estimated annual effective tax rate differs from the Canadian statutory tax rate due to permanent differences, jurisdictional tax rates, benefits of loss carry backs and adjustments to estimates. Permanent differences primarily include the tax on divestitures and related pool adjustments, the non-taxable portion of capital gains or losses, international financing and the effect of changes in legislation.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

20	Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Liquidity and Capital Resources

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011
Net Cash From (Used In)
Operating activities	$631	$980	$1,248	$1,637
Investing activities	(995)	(1,249)	643	(2,518)
Financing activities	(147)	277	(813)	398
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(8)	—	(4)	5

Increase (Decrease) in Cash and Cash Equivalents	$(519)	$8	$1,074	$(478)

Cash and Cash Equivalents, End of Period	$1,874	$221	$1,874	$221

Operating Activities

Net cash from operating activities in the second quarter of 2012 of $631 million decreased $349 million compared to the same period of 2011. This decrease is a result of the Cash Flow variances discussed in the Financial Results section of this MD&A, as well as the change in non-cash working capital. For the second quarter of 2012, the net change in non-cash working capital was a deficit of $134 million compared to a deficit of $34 million for the same period of 2011.

Net cash from operating activities in the first six months of 2012 of $1,248 million decreased $389 million compared to the same period of 2011. This decrease is a result of the Cash Flow variances discussed in the Financial Results section of this MD&A, as well as the change in non-cash working capital. For the six months ended June 30, 2012, the net change in non-cash working capital was a deficit of $509 million compared to a deficit of $311 million for the same period in 2011.

The Company had a working capital surplus of $2,706 million at June 30, 2012 compared to a surplus of $881 million at December 31, 2011. The increase in working capital is primarily the result of an increase in cash and cash equivalents, a higher income tax receivable and a decrease in the current portion of long-term debt, partially offset by lower net risk management assets. At June 30, 2012, working capital included cash and cash equivalents of $1,874 million compared to $800 million at December 31, 2011. Encana expects that it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash from investing activities in the first six months of 2012 was $643 million compared to net cash used in investing activities of $2,518 million in the same period of 2011. Net cash from investing activities primarily resulted from higher divestiture proceeds and lower capital expenditures. Reasons for these changes are discussed further in the Net Capital Investment section of this MD&A.

Net cash from investing activities in the first six months of 2012 also included cash in reserve released from escrow of $405 million. Cash in reserve includes amounts received from counterparties related to jointly controlled assets and amounts placed in escrow for a possible qualifying like-kind exchange for U.S. income tax purposes.

21 Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Financing Activities

Long-Term Debt

Encana’s long-term debt, excluding the current portion, totaled $7,657 million at June 30, 2012 and $7,658 million at December 31, 2011. There was no current portion of long-term debt outstanding at June 30, 2012 compared to $492 million at December 31, 2011. The current portion of long-term debt decreased due to the repayment of the Company’s C$500 million 4.30 percent notes that matured on March 12, 2012. There were no outstanding balances under the Company’s commercial paper or revolving credit facilities at June 30, 2012 or December 31, 2011.

Credit Facilities and Shelf Prospectuses

Encana maintains two committed revolving bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.

As at June 30, 2012, Encana had available unused committed revolving bank credit facilities of $4.9 billion.

•	Encana has in place a revolving bank credit facility for C$4.0 billion ($3.9 billion) that remains committed through October 2015, of which C$4.0 billion ($3.9 billion) remains unused.

•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $1.0 billion that remains committed through October 2015, of which $999 million remains unused.

As at June 30, 2012, Encana had available unused capacity under shelf prospectuses for up to $6.0 billion.

•

Encana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion ($2.0 billion), or the equivalent in foreign currencies, of debt securities in Canada. At June 30, 2012, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2013.

•

On May 15, 2012, Encana renewed a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. At June 30, 2012, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2014.

Encana is currently in compliance with, and expects that it will continue to be in compliance with all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Debt to Adjusted Capitalization was 34 percent at June 30, 2012 and 33 percent at December 31, 2011.

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $0.20 per share totaling $147 million for the second quarter of 2012 (2011—$0.20 per share totaling $147 million) and $0.40 per share totaling $294 million for the six months ended June 30, 2012 (2011—$0.40 per share totaling $294 million).

Outstanding Share Data

As at June 30, 2012 and July 23, 2012, Encana had 736.3 million common shares outstanding (December 31, 2011—736.3 million).

22	Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Capital Structure

The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors several non-GAAP financial metrics as indicators of its overall financial strength. The financial metrics the Company currently monitors are below.

	June 30, 2012		December 31, 2011
Debt to Debt Adjusted Cash Flow (1)	1.8	x	1.8	x
Debt to Adjusted EBITDA (1)	1.9	x	1.9	x
Debt to Adjusted Capitalization (1)	34%		33%

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments at June 30, 2012:

	Expected Future Payments
($ millions, undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Transportation and Processing	$430	$876	$922	$922	$818	$5,552	$9,520
Drilling and Field Services	300	198	118	85	54	71	826
Operating Leases	28	50	47	43	37	102	307
Capital Commitments	85	34	7	7	8	80	221

Commitments	$843	$1,158	$1,094	$1,057	$917	$5,805	$10,874

In addition to the Commitments disclosed above, Encana has made commitments related to its risk management program and the Company’s obligation to fund its defined benefit pension and other post-employment benefit plans. Further information related to the Company’s risk management program can be found in Note 15 to the Interim Condensed Consolidated Financial Statements. The Company expects to fund its 2012 commitments from Cash Flow.

Contractual obligations arising from long-term debt, asset retirement obligations, The Bow office project and the Deep Panuke Production Field Centre are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Interim Condensed Consolidated Financial Statements.

Contingencies

The Company is involved in various legal claims and actions arising in the ordinary course of operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and

23 Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Current Investigation

On June 25, 2012, Encana announced that it is aware of the Reuters article regarding land leasing in Michigan in 2010. In accordance with Encana’s policies, an investigation of this matter was immediately initiated and is ongoing. The investigation is being overseen by David P. O’Brien, the Chairman of Encana’s Board of Directors. Encana takes compliance with all laws very seriously and is committed to ethical business conduct in all that it does.

Risk Management

Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:

•	financial risks;

•	operational risks; and

•	safety, environmental and regulatory risks.

Issues affecting, or with the potential to affect, Encana’s reputation are generally of a strategic nature or emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established consistent and clear policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Encana continues to implement its business model of focusing on developing low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Encana’s business.

Financial risks include, but are not limited to:

•	market pricing of natural gas and liquids;

•	credit and liquidity;

•	foreign exchange rates; and

•	interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

To partially mitigate commodity price risk, the Company may enter into transactions that fix or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at June 30, 2012, is disclosed in Note 15 to the Interim Condensed Consolidated Financial Statements.

24	Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions and grant payment terms according to counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a wide range of funding alternatives at competitive rates through commercial paper, committed revolving bank credit facilities and debt capital markets. Encana closely monitors the Company’s ability to access cost effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure. In managing the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•	reserves and resources replacement;

•	capital activities; and

•	operating activities.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk.

When making operating and investing decisions, Encana’s business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

Safety, Environmental and Regulatory Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of the environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and

25 Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

A comprehensive discussion of Encana’s Risk Management is provided in the Company’s U.S. GAAP MD&A for the year ended December 31, 2011.

Accounting Policies and Estimates

Critical Accounting Estimates

Management is required to make judgments, assumptions and estimates in applying its accounting policies and practices, which have a significant impact on the financial results of the Company. A summary of Encana’s significant accounting policies can be found in Note 1 to the U.S. GAAP Consolidated Financial Statements for the year ended December 31, 2011. The following discussion outlines the accounting policies and practices involving the use of estimates that are critical to determining Encana’s financial results.

Upstream Assets and Reserves

Encana follows U.S. GAAP full cost accounting for natural gas, oil and NGL activities. Reserves estimates can have a significant impact on net earnings, as they are a key input to the Company’s depletion and ceiling test impairment calculations. A downward revision in reserves estimates may increase depletion expense and may also result in a ceiling test impairment. A ceiling test impairment is recognized in net earnings when the carrying amount of a country cost centre exceeds the country cost centre ceiling. The carrying amount of a cost centre includes capitalized costs of proved oil and gas properties, net of accumulated depletion and the related deferred income taxes. The cost centre ceiling is the sum of the estimated after-tax future net cash flows from proved reserves as calculated under SEC requirements, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs. The 12-month average trailing price is calculated as the average of the prices on the first day of each month within the 12-month period. Any excess of the carrying amount over the calculated ceiling is recognized as an impairment in net earnings. During 2011 and 2012, Encana recorded ceiling test impairments, which are discussed further in the Divisional Results section of this MD&A.

Annually, all of Encana’s natural gas, oil and NGL reserves and resources are evaluated and reported on by independent qualified reserves evaluators. The estimation of reserves is a subjective process. Estimates are based on engineering data, projected future rates of production, and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery.

Asset Retirement Obligation

The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made. Asset retirement obligations are those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

26	Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

The asset retirement obligation is estimated by discounting the expected future cash flows of the settlement. The discounted cash flows are based on estimates of such factors as reserves lives, retirement costs, timing of settlements, credit-adjusted risk-free rates and inflation rates. These estimates will impact net earnings through accretion of the asset retirement obligation in addition to depletion of the asset retirement cost included in property, plant and equipment. Actual expenditures incurred are charged against the accumulated asset retirement obligation.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually at December 31. Goodwill and all other assets and liabilities are allocated to reporting units, which are Encana’s country cost centres. To assess impairment, the carrying amount of each reporting unit is determined and compared to the fair value of the reporting unit. If the carrying amount of the reporting unit is higher than the fair value then goodwill is written down to the implied fair value of goodwill. The implied fair value of goodwill is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit. Any excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and charged to net earnings. Subsequent measurement of goodwill is at cost less accumulated impairments.

The fair value used in the impairment test is based on estimates of discounted future cash flows which involves assumptions of natural gas and liquids reserves, including commodity prices, future costs and discount rates. Encana has assessed its goodwill for impairment and has determined that no write-down is required.

Income Taxes

Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the enacted income tax rates and laws expected to apply when the assets are realized and liabilities are settled. Current income taxes are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates and laws enacted at the end of the reporting period. The effect of a change in the enacted tax rates or laws is recognized in net earnings in the period of enactment.

Deferred income tax assets are initially recognized and a corresponding valuation allowance is recorded to reduce deferred tax assets to the extent that it is no longer more likely than not that sufficient taxable earnings will be available to allow all or part of the assets to be recovered. Encana routinely assesses deferred tax assets to ensure they are realizable.

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax. The estimated annual effective income tax rate is impacted by the expected annual earnings along with the tax benefits and expenses resulting from items including tax on divestitures and related pool adjustments, international financing and the non-taxable portions of capital gains or losses.

Encana recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority. A recognized tax position is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority. Liabilities for unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities and provisions.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty and the interpretations can impact net earnings through the income tax expense arising from the changes in deferred income tax assets or liabilities.

27 Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Derivative Financial Instruments

As described in the Risk Management section of this MD&A, derivative financial instruments are used by Encana to manage its exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

Derivative financial instruments are measured at fair value with changes in fair value recognized in net earnings. The fair values recorded in the Consolidated Balance Sheet reflect netting the asset and liability positions where counterparty master netting arrangements contain provisions for net settlement. Realized gains or losses from financial derivatives related to natural gas and oil commodity prices are recognized in revenues as the contracts are settled. Realized gains or losses from financial derivatives related to power commodity prices are recognized in operating costs as the related power contracts are settled. Unrealized gains and losses are recognized in revenues and operating costs accordingly, at the end of each respective reporting period based on the changes in fair value of the contracts.

The estimate of fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts. The estimated fair value of financial assets and liabilities is subject to measurement uncertainty.

Recent Accounting Pronouncements

On January 1, 2012, Encana adopted the following standards and updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Interim Condensed Consolidated Financial Statements:

•

Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, clarifies and changes existing fair value measurement and disclosure requirements. The amendments have been applied prospectively and have not had a significant impact on the Company’s fair value measurements or disclosures.

•

Accounting Standards Update 2011-05, Presentation of Comprehensive Income, requires that net earnings and comprehensive income be presented either in a single continuous statement or in two separate consecutive statements. As Encana presents its net earnings and comprehensive income in two separate consecutive statements, the amendments had no impact on the Company’s financial statement presentation. Accounting Standards Update 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, defers the effective date of certain presentation requirements for items reclassified out of accumulated other comprehensive income to net earnings.

•

Accounting Standards Update 2011-08, Intangibles—Goodwill and Other, permits an initial assessment of qualitative factors to determine whether the two-step goodwill impairment test is required to be performed as described in Accounting Standards Codification Topic 350, Intangibles—Goodwill and Other. The amendments have been applied prospectively.

28	Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Cash Flow per share—diluted, Operating Earnings, Operating Earnings per share—diluted, Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

	Six months ended June 30		2012		2011				2010
($ millions)	2012	2011	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Cash From (Used in) Operating Activities	$1,248	$1,637	$631	$617	$1,005	$1,285	$980	$657	$901	$1,298
(Add back) deduct:
Net change in other assets and liabilities	(46)	(104)	(26)	(20)	(30)	(26)	(75)	(29)	(27)	(16)
Net change in non-cash working capital	(509)	(311)	(134)	(375)	166	130	(34)	(277)	11	182
Cash tax on sale of assets	(12)	—	(3)	(9)	(114)	—	—	—	—	—

Cash Flow	$1,815	$2,052	$794	$1,021	$983	$1,181	$1,089	$963	$917	$1,132

29 Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

In conjunction with adopting U.S. GAAP, the Company has updated its quarterly Operating Earnings definition to calculate income taxes based on the discrete quarter results and exclude income taxes related to divestitures. The estimated annual effective tax rate is significantly impacted by items including tax on divestitures and related pool adjustments, international financing and the non-taxable portions of capital gains or losses. The difference between the discrete method and the estimated annual effective tax rate method is presented as an estimated annual effective tax rate adjustment. The 2011 and 2010 quarterly comparatives have been restated with no impact on annual Operating Earnings.

	Six months ended June 30		2012		2011				2010
($ millions)	2012	2011	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net Earnings	$(1,470)	$22	$(1,482)	$12	$(476)	$459	$383	$(361)	$131	$763
After-tax (addition) / deduction:
Unrealized hedging gain (loss)	(502)	(70)	(547)	45	397	273	18	(88)	(269)	331
Impairments	(1,695)	(582)	(1,695)	—	(1,105)	—	—	(582)	—	—
Non-operating foreign exchange gain (loss)	(4)	144	(90)	86	82	(325)	44	100	159	140
Estimated annual effective tax rate adjustments	293	(40)	652	(359)	(82)	122	(31)	(9)	(1)	(38)

Operating Earnings	$438	$570	$198	$240	$232	$389	$352	$218	$242	$330

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	June 30, 2012		December 31, 2011
Debt	$7,657		$8,150

Cash Flow	3,979		4,216
Interest Expense, after tax	358		344

Debt Adjusted Cash Flow	$4,337		$4,560

Debt to Debt Adjusted Cash Flow	1.8	x	1.8	x

30	Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Debt to Adjusted EBITDA

Debt to Adjusted EBITDA is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month Net Earnings before income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, DD&A, impairments, unrealized hedging gains and losses and other expenses.

($ millions)	June 30, 2012		December 31, 2011
Debt	$7,657		$8,150

Net Earnings	(1,487)		5
Add (deduct):
Interest	483		468
Income tax expense (recovery)	(1,222)		17
Depreciation, depletion and amortization	2,208		2,282
Impairments	3,999		2,249
Accretion of asset retirement obligation	52		50
Foreign exchange (gain) loss, net	318		133
Unrealized (gain) loss on risk management	(251)		(879)
Other	20		21

Adjusted EBITDA	$4,120		$4,346

Debt to Adjusted EBITDA	1.9	x	1.9	x

Debt to Adjusted Capitalization

Debt to Adjusted Capitalization is a non-GAAP measure, which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, shareholders’ equity and an equity adjustment for ceiling test impairments recognized as at December 31, 2011.

($ millions)	June 30, 2012	December 31, 2011
Debt	$7,657	$8,150
Shareholders’ Equity	6,837	8,578
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746

Adjusted Capitalization	$22,240	$24,474

Debt to Adjusted Capitalization	34%	33%

31 Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company’s business objectives of growing its portfolio to produce natural gas, oil and NGLs, maintaining financial strength, optimizing capital investments, continuing to pay a stable dividend; long-term strategy of accelerating value recognition of assets; achieving operating efficiencies, lowering cost structures and success of resource play hub model; balancing capital investment to build long-term production growth capacity with near term market uncertainty; planned 2012 capital investment of $3.5 billion, including additional capital investment of $600 million to be funded by cash in order to increase liquids cash flow contribution in 2013; developing a more diversified production and cash flow portfolio; expectation for proceeds from planned divestitures and joint venture transaction to provide additional financial flexibility; expected reduction in capital program for drier natural gas plays while directing greater investment towards oil and liquids-rich development and exploration opportunities; plans to shut-in certain volume of natural gas production from existing wells in 2012; ability to expand natural gas markets in North America and potential development of liquefied natural gas export terminal in British Columbia; amount of additional investments and funding commitment expected from the Company’s joint ventures; projections contained in the 2012 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, operating costs, and 2012 estimated sensitivities of cash flow and operating earnings); estimates of reserves and resources; potential joint venture transactions and third party investments and expectation for the same to reduce capital investments and improve project returns; projections relating to the adequacy of the Company’s provision for taxes and legal claims; the flexibility of capital spending plans and the source of funding therefore; the benefits of the Company’s risk management program, including the impact of derivative financial instruments; projections that the Company has access to cash equivalents and a wide range of funding at competitive rates; the Company’s ability to meet payment terms of its suppliers and be in compliance with all financial covenants under its credit facility agreements; expectation to fund 2012 commitments from Cash Flow; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Adjusted Capitalization ratios; and the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins;

32	Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2012 cash flow for Encana is based upon, among other things, achieving average production for 2012 of 3.0 Bcf/d of natural gas and 30,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.25 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million. Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon achieving average production for 2013 of between 2.9 Bcf/d and 3.1 Bcf/d of natural gas and 60,000 bbls/d to 70,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.50 per Mcf and WTI of $90 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated July 25, 2012, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Oil and Gas Information

National Instrument 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Prior to 2011, Encana relied upon an exemption from NI 51-101 granted by Canadian securities regulatory authorities to permit it to provide disclosure relating to reserves and other oil and gas information in accordance with U.S. disclosure requirements. Subsequent to the expiry of that exemption, Encana has provided and continues to provide disclosure which complies with the annual disclosure requirements of NI 51-101 in the Company’s AIF. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the AIF. Encana has obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The

33 Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Company’s U.S. GAAP U.S. protocol disclosure is included in Note 24 (unaudited) to the Company’s U.S. GAAP Consolidated Financial Statements for the year ended December 31, 2011.

A description of the primary differences between the disclosure requirements under the Canadian standards and the disclosure requirements under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Natural Gas, Oil and NGLs Conversions

In this document, certain oil and NGL volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Resource Play

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play typically has a lower geological and/or commercial development risk and lower average decline rate.

Currency and References to Encana

All information included in this document and the Interim Condensed Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted. References to C$ are to Canadian dollars. Encana’s functional currency is Canadian dollars, however, the Company has adopted the U.S. dollar as its presentation currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Additional Information

Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

34	Management’s Discussion and Analysis
Encana Corporation	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Condensed Consolidated Statement of Earnings (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions, except per share amounts)		2012	2011	2012	2011
Revenues, Net of Royalties	(Note 3)	$731	$1,986	$2,530	$3,653

Expenses	(Note 3)
Production and mineral taxes		15	55	39	108
Transportation and processing		293	332	599	616
Operating		179	184	396	424
Purchased product		85	174	190	339
Depreciation, depletion and amortization		472	573	1,059	1,133
Impairments	(Note 8)	2,526	—	2,526	776
Accretion of asset retirement obligation	(Note 11)	13	12	27	25
Administrative		95	67	197	203
Interest	(Note 5)	135	124	258	243
Foreign exchange (gain) loss, net	(Note 6)	97	(44)	(5)	(190)
Other		—	(1)	(2)	(1)

		3,910	1,476	5,284	3,676

Net Earnings (Loss) Before Income Tax		(3,179)	510	(2,754)	(23)
Income tax expense (recovery)	(Note 7)	(1,697)	127	(1,284)	(45)

Net Earnings (Loss)		$(1,482)	$383	$(1,470)	$22

Net Earnings (Loss) per Common Share	(Note 12)
Basic		$(2.01)	$0.52	$(2.00)	$0.03
Diluted		$(2.01)	$0.52	$(2.00)	$0.03

Condensed Consolidated Statement of Comprehensive Income (unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ millions)	2012	2011	2012	2011
Net Earnings (Loss)	$(1,482)	$383	$(1,470)	$22
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment	(11)	38	13	142
Compensation plans	1	—	5	—

Comprehensive Income (Loss)	$(1,492)	$421	$(1,452)	$164

See accompanying Notes to Condensed Consolidated Financial Statements.

35 Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Condensed Consolidated Balance Sheet (unaudited)

		As at	As at
		June 30,	December 31,
($ millions)		2012	2011
Assets
Current Assets
Cash and cash equivalents		$1,874	$800
Accounts receivable and accrued revenues		610	1,075
Risk management	(Note 15)	1,182	1,806
Income tax receivable		1,010	686
Deferred income taxes		61	—

		4,737	4,367
Property, Plant and Equipment, at cost:	(Note 8)
Natural gas & oil properties, based on full cost accounting
Proved properties		49,927	50,690
Unproved properties		1,624	1,426
Other		3,093	2,748

Property, plant and equipment		54,644	54,864
Less: Accumulated depreciation, depletion and amortization		(42,339)	(38,807)

Property, plant and equipment, net	(Note 3)	12,305	16,057
Cash in Reserve		64	469
Other Assets		521	395
Risk Management	(Note 15)	139	241
Deferred Income Taxes		612	188
Goodwill	(Note 3)	1,695	1,698

	(Note 3)	$20,073	$23,415

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$1,794	$2,428
Income tax payable		25	123
Risk management	(Note 15)	1	1
Current portion of long-term debt	(Note 9)	—	492
Deferred income taxes		211	442

		2,031	3,486
Long-Term Debt	(Note 9)	7,657	7,658
Other Liabilities and Provisions	(Note 10)	2,562	2,301
Risk Management	(Note 15)	12	6
Asset Retirement Obligation	(Note 11)	863	875
Deferred Income Taxes		111	511

		13,236	14,837

Commitments and Contingencies	(Note 16)
Shareholders’ Equity
Share capital - authorized unlimited common shares, without par value 2012 and 2011 issued and outstanding: 736.3 million shares	(Note 12)	2,354	2,354
Paid in surplus	(Note 13)	10	5
Retained earnings		3,879	5,643
Accumulated other comprehensive income		594	576

Total Shareholders’ Equity		6,837	8,578

		$20,073	$23,415

See accompanying Notes to Condensed Consolidated Financial Statements.

36	Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

		Six Months Ended
		June 30,
($ millions)		2012	2011
Share Capital	(Note 12)
Balance, Beginning of Year		$2,354	$2,352
Common Shares Issued under Option Plans		—	2

Balance, End of Period		$2,354	$2,354

Paid in Surplus	(Note 13)
Balance, Beginning of Year		$5	$—
Share-Based Compensation		5	6

Balance, End of Period		$10	$6

Retained Earnings
Balance, Beginning of Year		$5,643	$6,226
Net Earnings (Loss)		(1,470)	22
Dividends on Common Shares	(Note 12)	(294)	(294)

Balance, End of Period		$3,879	$5,954

Accumulated Other Comprehensive Income
Foreign Currency Translation Adjustment
Balance, beginning of year		$658	$963
Change in foreign currency translation adjustment		13	142

Balance, end of period		$671	$1,105

Compensation Plans
Balance, beginning of year		$(82)	$(48)
Amortization of net actuarial gains and losses, net of income taxes of $3 million (2011 - nil)	(Note 13)	5	—

Balance, end of period		$(77)	$(48)

Total Accumulated Other Comprehensive Income		$594	$1,057

Total Shareholders’ Equity		$6,837	$9,371

See accompanying Notes to Condensed Consolidated Financial Statements.

37 Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Condensed Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions)		2012	2011	2012	2011
Operating Activities
Net earnings (loss)		$(1,482)	$383	$(1,470)	$22
Depreciation, depletion and amortization		472	573	1,059	1,133
Impairments	(Note 8)	2,526	—	2,526	776
Accretion of asset retirement obligation	(Note 11)	13	12	27	25
Deferred income taxes	(Note 7)	(1,654)	236	(1,107)	131
Unrealized (gain) loss on risk management	(Note 15)	795	(29)	732	104
Unrealized foreign exchange (gain) loss	(Note 6)	100	(41)	10	(156)
Other		21	(45)	26	17
Net change in other assets and liabilities		(26)	(75)	(46)	(104)
Net change in non-cash working capital		(134)	(34)	(509)	(311)

Cash From (Used in) Operating Activities		631	980	1,248	1,637

Investing Activities
Capital expenditures	(Note 3)	(797)	(1,122)	(1,917)	(2,416)
Acquisitions	(Note 4)	(175)	(151)	(328)	(417)
Proceeds from divestitures	(Note 4)	183	43	2,696	440
Cash in reserve		(16)	58	405	60
Net change in investments and other		(190)	(77)	(213)	(185)

Cash From (Used in) Investing Activities		(995)	(1,249)	643	(2,518)

Financing Activities
Issuance of revolving long-term debt		—	3,419	1,721	6,861
Repayment of revolving long-term debt		—	(2,962)	(1,724)	(6,050)
Repayment of long-term debt	(Note 9)	—	—	(503)	—
Issuance of common shares	(Note 12)	—	—	—	2
Dividends on common shares	(Note 12)	(147)	(147)	(294)	(294)
Capital lease payments		—	(33)	(13)	(121)

Cash From (Used in) Financing Activities		(147)	277	(813)	398

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(8)	—	(4)	5

Increase (Decrease) in Cash and Cash Equivalents		(519)	8	1,074	(478)
Cash and Cash Equivalents, Beginning of Period		2,393	213	800	699

Cash and Cash Equivalents, End of Period		$1,874	$221	$1,874	$221

Cash, End of Period		$110	$120	$110	$120
Cash Equivalents, End of Period		1,764	101	1,764	101

Cash and Cash Equivalents, End of Period		$1,874	$221	$1,874	$221

See accompanying Notes to Condensed Consolidated Financial Statements.

38	Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

1. Basis of Presentation

Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”). The term liquids is used to represent Encana's oil, NGLs and condensate.

The interim Condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The interim Condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited U.S. GAAP Consolidated Financial Statements for the year ended December 31, 2011, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited U.S. GAAP Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited U.S. GAAP Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Condensed Consolidated Financial Statements should be read in conjunction with the annual audited U.S. GAAP Consolidated Financial Statements and the notes thereto for the year ended December 31, 2011.

These unaudited interim Condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2. Changes in Accounting Policies and Practices

On January 1, 2012, Encana adopted the following standards and updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s interim Condensed Consolidated Financial Statements:

•

Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”, clarifies and changes existing fair value measurement and disclosure requirements. The amendments have been applied prospectively and have not had a significant impact on the Company’s fair value measurements or disclosures.

•

Accounting Standards Update 2011-05, “Presentation of Comprehensive Income”, requires that net earnings and comprehensive income be presented either in a single continuous statement or in two separate consecutive statements. As Encana presents its net earnings and comprehensive income in two separate consecutive statements, the amendments had no impact on the Company’s financial statement presentation. Accounting Standards Update 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, defers the effective date of certain presentation requirements for items reclassified out of accumulated other comprehensive income to net earnings.

•

Accounting Standards Update 2011-08, “Intangibles—Goodwill and Other”, permits an initial assessment of qualitative factors to determine whether the two-step goodwill impairment test is required to be performed as described in Accounting Standards Codification Topic 350, “Intangibles—Goodwill and Other”. The amendments have been applied prospectively.

39 Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•

Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre. Five key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Peace River Arch in northwest Alberta; (iii) Cutbank Ridge in northern British Columbia; (iv) Bighorn in west central Alberta; and (v) Coalbed Methane (“CBM”) in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

•

USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas.

•

Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and are eliminated on consolidation.

The Condensed Consolidated Statement of Earnings for the comparative period ended June 30, 2011 and the accompanying segmented information disclosed in this note have been updated to present processing costs with transportation expense. Formerly, these processing costs were presented in operating expenses. Encana has updated its presentation as a result of the Canadian Division entering into firm gathering and processing agreements associated with the divestiture of its two natural gas processing plants during the first quarter of 2012 as disclosed in Note 4. Encana believes the nature of processing costs more closely align with transportation expense. As a result, the Company has reclassified $73 million from operating expense to transportation and processing expense for the three months ended June 30, 2011 and $130 million for the six months ended June 30, 2011 ($240 million – 12 months ended December 31, 2011).

40	Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended June 30)

Segment and Geographic Information

	Canadian Division		USA Division		Market Optimization
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties	$636	$735	$792	$1,025	$97	$190

Expenses
Production and mineral taxes	3	4	12	51	—	—
Transportation and processing	145	137	148	195	—	—
Operating	83	80	87	101	6	4
Purchased product	—	—	—	—	85	174

	405	514	545	678	6	12
Depreciation, depletion and amortization	162	249	287	302	3	3
Impairments	748	—	1,778	—	—	—

	$(505)	$265	$(1,520)	$376	$3	$9

	Corporate & Other		Consolidated
	2012	2011	2012	2011
Revenues, Net of Royalties	$(794)	$36	$731	$1,986

Expenses
Production and mineral taxes	—	—	15	55
Transportation and processing	—	—	293	332
Operating	3	(1)	179	184
Purchased product	—	—	85	174

	(797)	37	159	1,241
Depreciation, depletion and amortization	20	19	472	573
Impairments	—	—	2,526	—

	$(817)	$18	(2,839)	668

Accretion of asset retirement obligation			13	12
Administrative			95	67
Interest			135	124
Foreign exchange (gain) loss, net			97	(44)
Other			—	(1)

			340	158

Net Earnings (Loss) Before Income Tax			(3,179)	510
Income tax expense (recovery)			(1,697)	127

Net Earnings (Loss)			$(1,482)	$383

41 Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended June 30)

Product and Divisional Information

	Canadian Division
	Natural Gas		Oil & NGLs		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties	$509	$599	$118	$125	$9	$11	$636	$735

Expenses
Production and mineral taxes	1	3	2	1	—	—	3	4
Transportation and processing	143	134	2	3	—	—	145	137
Operating	78	76	3	1	2	3	83	80

Operating Cash Flow	$287	$386	$111	$120	$7	$8	$405	$514

	USA Division
	Natural Gas		Oil & NGLs		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties	$698	$932	$88	$81	$6	$12	$792	$1,025

Expenses
Production and mineral taxes	5	43	7	8	—	—	12	51
Transportation and processing	148	195	—	—	—	—	148	195
Operating	81	100	6	—	—	1	87	101

Operating Cash Flow	$464	$594	$75	$73	$6	$11	$545	$678

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties	$800	$1,710	$(703)	$(1,520)	$97	$190

Expenses
Transportation and processing	130	126	(130)	(126)	—	—
Operating	22	14	(16)	(10)	6	4
Purchased product	643	1,560	(558)	(1,386)	85	174

Operating Cash Flow	$5	$10	$1	$2	$6	$12

42	Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the six months ended June 30)

Segment and Geographic Information

	Canadian Division		USA Division		Market Optimization
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties	$1,359	$1,413	$1,670	$1,986	$218	$369

Expenses
Production and mineral taxes	6	8	33	100	—	—
Transportation and processing	278	249	321	367	—	—
Operating	180	190	188	236	16	17
Purchased product	—	—	—	—	190	339

	895	966	1,128	1,283	12	13
Depreciation, depletion and amortization	396	487	617	602	6	6
Impairments	748	776	1,778	—	—	—

	$(249)	$(297)	$(1,267)	$681	$6	$7

	Corporate & Other		Consolidated
	2012	2011	2012	2011
Revenues, Net of Royalties	$(717)	$(115)	$2,530	$3,653

Expenses
Production and mineral taxes	—	—	39	108
Transportation and processing	—	—	599	616
Operating	12	(19)	396	424
Purchased product	—	—	190	339

	(729)	(96)	1,306	2,166
Depreciation, depletion and amortization	40	38	1,059	1,133
Impairments	—	—	2,526	776

	$(769)	$(134)	(2,279)	257

Accretion of asset retirement obligation			27	25
Administrative			197	203
Interest			258	243
Foreign exchange (gain) loss, net			(5)	(190)
Other			(2)	(1)

			475	280

Net Earnings (Loss) Before Income Tax			(2,754)	(23)
Income tax expense (recovery)			(1,284)	(45)

Net Earnings (Loss)			$(1,470)	$22

43 Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the six months ended June 30)

Product and Divisional Information

	Canadian Division
	Natural Gas		Oil & NGLs		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties	$1,084	$1,166	$258	$225	$17	$22	$1,359	$1,413

Expenses
Production and mineral taxes	—	6	6	2	—	—	6	8
Transportation and processing	275	245	3	4	—	—	278	249
Operating	170	181	5	3	5	6	180	190

Operating Cash Flow	$639	$734	$244	$216	$12	$16	$895	$966

	USA Division
	Natural Gas		Oil & NGLs		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties	$1,486	$1,802	$171	$149	$13	$35	$1,670	$1,986

Expenses
Production and mineral taxes	18	85	15	15	—	—	33	100
Transportation and processing	321	367	—	—	—	—	321	367
Operating	179	225	8	—	1	11	188	236

Operating Cash Flow	$968	$1,125	$148	$134	$12	$24	$1,128	$1,283

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties	$2,005	$3,369	$(1,787)	$(3,000)	$218	$369

Expenses
Transportation and processing	262	242	(262)	(242)	—	—
Operating	44	41	(28)	(24)	16	17
Purchased product	1,682	3,063	(1,492)	(2,724)	190	339

Operating Cash Flow	$17	$23	$(5)	$(10)	$12	$13

44	Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Capital Expenditures

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Capital Expenditures
Canadian Division	$323	$469	$838	$1,097
USA Division	432	619	995	1,267
Market Optimization	1	—	7	—
Corporate & Other	41	34	77	52

	$797	$1,122	$1,917	$2,416

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
	As at		As at		As at
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2012	2011	2012	2011	2012	2011
Canadian Division	$1,222	$1,225	$4,805	$7,493	$6,284	$11,090
USA Division	473	473	5,354	6,733	6,539	7,691
Market Optimization	—	—	109	108	162	166
Corporate & Other	—	—	2,037	1,723	7,088	4,468

	$1,695	$1,698	$12,305	$16,057	$20,073	$23,415

4. Acquisitions and Divestitures

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Acquisitions
Canadian Division	$53	$109	$109	$374
USA Division	122	42	219	43

Total Acquisitions	175	151	328	417

Divestitures
Canadian Division	(105)	(29)	(2,504)	(127)
USA Division	(76)	(14)	(190)	(313)
Corporate & Other	(2)	—	(2)	—

Total Divestitures	(183)	(43)	(2,696)	(440)

Net Acquisitions and Divestitures	$(8)	$108	$(2,368)	$(23)

Acquisitions

Acquisitions in the Canadian and USA Divisions primarily include land and property purchases with oil and liquids-rich production potential. For the three and six months ended June 30, 2012, acquisitions totaled $175 million and $328 million, respectively (2011—$151 million and $417 million, respectively).

Divestitures

For the three months ended June 30, 2012, divestitures were $105 million (2011—$29 million) in the Canadian Division and $76 million (2011—$14 million) in the USA Division. Divestitures in the Canadian Division included approximately C$100 million in proceeds received from a subsidiary of Toyota Tsusho Corporation ("Toyota Tsusho"). In April 2012, the Company entered into an agreement under which Toyota Tsusho invested approximately C$100 million upon closing the transaction and will invest approximately C$500 million over the next seven years to acquire a 32.5 percent gross overriding royalty interest in natural gas production from a portion of Encana's CBM resource play.

For the six months ended June 30, 2012, divestures were $2,504 million (2011—$127 million) in the Canadian Division and $190 million (2011—$313 million) in the USA Division. Divestitures in the Canadian Division included C$1.45 billion received from Mitsubishi Corporation ("Mitsubishi"), approximately C$100 million from Toyota Tsusho and C$920 million for the sale of two natural gas processing plants in British Columbia and Alberta. During the six months ended June 30, 2012, the USA Division received proceeds of $114 million from the divestiture of the remaining North Texas natural gas producing assets. In December 2011, the Company closed the majority of the North Texas asset sale for proceeds of $836 million.

45 Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

4. Acquisitions and Divestitures (continued)

In February 2012, Encana entered into a partnership agreement with Mitsubishi for the development of certain Cutbank Ridge lands in British Columbia. Under the agreement, Encana owns 60 percent and Mitsubishi owns 40 percent of the partnership. Mitsubishi initially invested approximately C$1.45 billion on closing and will invest approximately C$1.45 billion, in addition to its 40 percent of the partnership’s future capital investment, for a commitment period which is expected to be about five years, thereby reducing Encana’s capital funding commitments to 30 percent of the total expected capital investment over that period. The transaction closed on February 24, 2012 and C$1.45 billion was received.

During the six months ended June 30, 2011, the USA Division sold its Fort Lupton natural gas processing plant for proceeds of $296 million. Amounts received from these divestitures have been deducted from the Canadian and U.S. full cost pools.

5. Interest

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Interest Expense on:
Debt	$117	$122	$238	$241
Other	18	2	20	2

	$135	$124	$258	$243

6. Foreign Exchange (Gain) Loss, Net

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$118	$(44)	$12	$(171)
Translation of U.S. dollar risk management contracts issued from Canada	(18)	3	(2)	15

	100	(41)	10	(156)
Foreign Exchange on Intercompany Transactions	—	(8)	(7)	(7)

	100	(49)	3	(163)
Other Monetary Revaluations and Settlements	(3)	5	(8)	(27)

	$97	$(44)	$(5)	$(190)

7. Income Taxes

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Current Tax
Canada	$(64)	$(126)	$(188)	$(211)
United States	3	(4)	(23)	(4)
Other Countries	18	21	34	39

Total Current Tax Expense (Recovery)	(43)	(109)	(177)	(176)

Deferred Tax
Canada	(725)	134	(485)	(11)
United States	(1,038)	105	(848)	145
Other Countries	109	(3)	226	(3)

Total Deferred Tax Expense (Recovery)	(1,654)	236	(1,107)	131

	$(1,697)	$127	$(1,284)	$(45)

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax. The estimated annual effective income tax rate is impacted by the expected annual earnings along with the tax benefits and expenses resulting from items including tax on divestitures and related pool adjustments, international financing and the non-taxable portions of capital gains or losses.

46	Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

8. Property, Plant and Equipment, Net

	As at June 30, 2012			As at December 31, 2011
	Cost	Accumulated DD&A*	Net	Cost	Accumulated DD&A*	Net
Canadian Division
Proved properties	$25,665	$(22,013)	$3,652	$27,259	$(20,906)	$6,353
Unproved properties	983	—	983	968	—	968
Other	170	—	170	172	—	172

	26,818	(22,013)	4,805	28,399	(20,906)	7,493

USA Division
Proved properties	24,160	(19,702)	4,458	23,319	(17,294)	6,025
Unproved properties	641	—	641	458	—	458
Other	255	—	255	250	—	250

	25,056	(19,702)	5,354	24,027	(17,294)	6,733

Market Optimization	230	(121)	109	223	(115)	108
Corporate & Other	2,540	(503)	2,037	2,215	(492)	1,723

	$54,644	$(42,339)	$12,305	$54,864	$(38,807)	$16,057

*	Depreciation, depletion and amortization.

The Canadian Division and USA Division property, plant and equipment include internal costs directly related to exploration, development and construction activities of $239 million capitalized during the six months ended June 30, 2012 (2011—$225 million). Costs classified as indirect administrative costs have not been capitalized as part of the capital expenditures. Included in Corporate and Other are $102 million ($112 million at December 31, 2011) of international property costs, which have been fully impaired.

For the three and six months ended June 30, 2012, the Company recognized ceiling test impairments of $748 million in the Canadian cost centre and $1,778 million in the U.S. cost centre. For the six months ended June 30, 2011, the Company recognized a ceiling test impairment of $776 million in the Canadian cost centre. There were no ceiling test impairments recognized in the U.S. cost centre during 2011. The impairments resulted primarily from the decline in the 12-month average trailing natural gas prices which have reduced the Company's proved reserves volumes and values.

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

	Natural Gas		Oil & NGLs
	Henry Hub	AECO	WTI	Edmonton (1)
	($/MMBtu)	(C$/MMBtu)	($/bbl)	(C$/bbl)
12-Month Average Trailing Reserves Pricing
June 30, 2012	3.15	2.76	95.67	92.20
December 31, 2011	4.12	3.76	96.19	96.53
June 30, 2011	4.21	3.77	89.86	87.91

(1)	Light Sweet.

In 2008, Encana signed a contract for the design and construction of the Production Field Centre ("PFC") for the Deep Panuke project. As at June 30, 2012, Canadian Division property, plant and equipment and total assets include Encana's accrual to date of $612 million ($607 million at December 31, 2011) related to this offshore facility as an asset under construction.

In 2007, Encana announced that it had entered into a 25-year lease agreement with a third-party developer for The Bow office project. As at June 30, 2012, Corporate and Other property, plant and equipment and total assets include Encana's accrual to date of $1,574 million ($1,309 million at December 31, 2011).

Corresponding liabilities for the PFC and The Bow office project are included in other liabilities and provisions in the Condensed Consolidated Balance Sheet and are disclosed in Note 10. There is no effect on the Company's current net earnings or cash flows related to the capitalization of the PFC or The Bow office project.

47 Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9. Long-Term Debt

	C$	As at	As at
	Principal	June 30,	December 31,
	Amount	2012	2011
Canadian Dollar Denominated Debt
4.30% due March 12, 2012	$—	$—	$492
5.80% due January 18, 2018	750	736	737

Canadian Unsecured Notes	$750	736	1,229

U.S. Dollar Denominated Debt
4.75% due October 15, 2013		500	500
5.80% due May 1, 2014		1,000	1,000
5.90% due December 1, 2017		700	700
6.50% due May 15, 2019		500	500
3.90% due November 15, 2021		600	600
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
5.15% due November 15, 2041		400	400

U.S. Unsecured Notes		6,900	6,900

Total Principal		7,636	8,129

Increase in Value of Debt Acquired		46	46
Debt Discounts		(25)	(25)
Current Portion of Long-Term Debt		—	(492)

		$7,657	$7,658

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. At June 30, 2012, long-term debt had a carrying value of $7,657 million and a fair value of $8,472 million (at December 31, 2011—$8,150 million carrying value and a fair value of $9,215 million). The estimated fair value of long-term borrowings is categorized within level 2 of the fair value hierarchy, as described in Note 14, and has been determined based on market information or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.

10. Other Liabilities and Provisions

	As at	As at
	June 30,	December 31,
	2012	2011
Asset under Construction—The Bow Office Project (See Note 8)	$1,574	$1,309
Asset under Construction—Production Field Centre (See Note 8)	612	607
Unrecognized Tax Benefits	179	178
Pensions and Other Post-Employment Benefits	170	184
Other	27	23

	$2,562	$2,301

48	Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

10. Other Liabilities and Provisions (continued)

The Bow Office Project

As described in Note 8, Encana has recognized The Bow office project as an asset under construction. The construction costs have been recognized as an asset with a corresponding liability. During 2012, Encana will assume occupancy of The Bow office premises, at which time the Company will commence payments to the third-party developer. Over the 25 year term of the agreement, Encana will depreciate The Bow asset and reduce the accrued liability. At the conclusion of the 25 year term, the remaining asset and corresponding liability are expected to be derecognized. The total undiscounted future payments related to The Bow office commitment are outlined below. In conjunction with the Split Transaction as described in Note 12, Encana has subleased part of The Bow office space to Cenovus Energy Inc. ("Cenovus"). Expected sublease recoveries from Cenovus are outlined below.

(undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Expected future lease payments	$20	$90	$91	$92	$92	$2,124	$2,509

Sublease recoveries	$(17)	$(45)	$(45)	$(45)	$(46)	$(1,051)	$(1,249)

Production Field Centre

As described in Note 8, during the construction phase of the PFC, Encana has recognized an asset under construction with a corresponding liability as disclosed above. Upon commencement of operations in 2012, Encana will recognize the PFC as a capital lease. Encana's total discounted future payments related to the PFC total $564 million. The total undiscounted future payments related to the PFC are outlined below.

(undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Expected future lease payments	$22	$89	$89	$89	$89	$333	$711

11. Asset Retirement Obligation

	As at	As at
	June 30,	December 31,
	2012	2011
Asset Retirement Obligation, Beginning of Year	$921	$820
Liabilities Incurred	28	43
Liabilities Settled	(21)	(49)
Liabilities Divested	(33)	(62)
Change in Estimated Future Cash Outflows	(9)	132
Accretion Expense	27	50
Foreign Currency Translation and Other	(1)	(13)

Asset Retirement Obligation, End of Period	$912	$921

Current Portion	$49	$46
Long-Term Portion	863	875

	$912	$921

49 Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

Issued and Outstanding

	As at		As at
	June 30, 2012		December 31, 2011
(millions)	Number	Amount	Number	Amount
Common Shares Outstanding, Beginning of Year	736.3	$2,354	736.3	$2,352
Common Shares Issued under Option Plans	—	—	—	2

Common Shares Outstanding, End of Period	736.3	$2,354	736.3	$2,354

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(millions, except per share amounts)	2012	2011	2012	2011
Net Earnings (Loss)	$(1,482)	$383	$(1,470)	$22

Number of Common Shares:
Weighted average common shares outstanding - basic	736.3	736.3	736.3	736.3
Effect of dilutive securities	—	1.3	—	1.0

Weighted average common shares outstanding - diluted	736.3	737.6	736.3	737.3

Net Earnings (Loss) per Common Share
Basic	$(2.01)	$0.52	$(2.00)	$0.03
Diluted	$(2.01)	$0.52	$(2.00)	$0.03

Dividends

During the three months ended June 30, 2012, Encana paid dividends of $0.20 per common share totaling $147 million (2011—$0.20 per common share totaling $147 million). During the six months ended June 30, 2012, Encana paid dividends of $0.40 per common share totaling $294 million (2011—$0.40 per common share totaling $294 million).

Encana Stock Option Plan

Encana has stock-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options were granted. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.

All options outstanding as at June 30, 2012 have associated Tandem Stock Appreciation Rights (“TSARs”) attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of the exercise over the original grant price. In addition, certain stock options granted are performance-based. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment. See Note 13 for further information on Encana's outstanding and exercisable TSARs and Performance TSARs.

50	Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Share Capital (continued)

Encana Restricted Share Units (“RSUs”)

Encana has a stock-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date. The Company intends to settle vested RSUs in cash on the vesting date. See Note 13 for further information on Encana's outstanding RSUs.

Encana Share Units Held by Cenovus Employees

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies—Encana Corporation and Cenovus Energy Inc. (the “Split Transaction”). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, SARs, and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus is based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 13 and 14). There is no impact on Encana's net earnings for the share units held by Cenovus employees. TSARs and Performance TSARs held by Cenovus employees will expire by December 2014. No further Encana share units will be granted to Cenovus employees.

Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares. The following table summarizes the Encana TSARs and Performance TSARs held by Cenovus employees as at June 30, 2012:

Canadian Dollar Denominated (C$)	Number (millions)	Weighted Average Exercise Price
Encana TSARs held by Cenovus employees
Outstanding	3.4	33.10
Exercisable	3.3	33.12
Encana Performance TSARs held by Cenovus employees
Outstanding	4.7	32.37
Exercisable	4.7	32.37

13. Compensation Plans

Encana has a number of compensation arrangements that form the Company’s long-term incentive plan awarded to eligible employees. They include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”), RSUs and a Restricted Cash Plan. The majority of these compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs and RSUs held by Encana employees as cash-settled share-based payment transactions and accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton model. TSARs, Performance TSARs, SARs and Performance SARs granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted. RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

51 Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13.	Compensation Plans (continued)

As at June 30, 2012, the fair value of the Encana share units held by Encana employees was estimated using the following weighted average assumptions: risk free rate of 0.97 percent, dividend yield of 3.80 percent, volatility of 35.51 percent, expected term of 1.9 years and an Encana market share price of C$21.20. As at June 30, 2012, the fair value of the Cenovus share units held by Encana employees was estimated using the following weighted average assumptions: risk free rate of 0.97 percent, dividend yield of 2.72 percent, volatility of 33.44 percent, expected term of 0.8 years and a Cenovus market share price of C$32.37. For both Encana and Cenovus share units held by Encana employees, volatility was estimated using historical volatility rates.

The amounts recognized for share-based payment transactions are as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Compensation Costs of Cash-Settled Transactions	$7	$(87)	$45	$86
Compensation Costs of Equity-Settled Transactions	3	4	5	6

Total Compensation Costs	10	(83)	50	92
Less: Total Compensation Costs Capitalized	(1)	40	(15)	(26)

Total Compensation Expense	$9	$(43)	$35	$66

Of the total compensation expense recorded for the three months ended June 30, 2012, $3 million (2011—$20 million recovery) was included in operating costs and $6 million (2011—$23 million recovery) was included in administrative expenses.

Of the total compensation expense recorded for the six months ended June 30, 2012, $13 million (2011—$30 million) was included in operating costs and $22 million (2011—$36 million) was included in administrative expenses.

A) Tandem Stock Appreciation Rights

All options to purchase common shares issued under the Encana Stock Option Plan have associated TSARs attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price. The TSARs vest and expire under the same terms and conditions as the underlying option.

The following table summarizes information related to the Encana and Cenovus TSARs held by Encana employees as at June 30, 2012:

	Encana TSARs		Cenovus TSARs
Canadian Dollar Denominated (C$)	Outstanding	Weighted Average Exercise Price	Outstanding	Weighted Average Exercise Price
Outstanding, Beginning of Year	19,390,425	28.79	3,935,007	29.49
Granted	1,401,767	20.95	—	—
Exercised—SARs	—	—	(1,430,729)	29.09
Exercised—Options	—	—	(8,090)	26.63
Forfeited	(1,054,548)	30.16	(58,393)	28.31
Expired	(1,709,359)	29.93	(25,585)	28.36

Outstanding, End of Period	18,028,285	27.99	2,412,210	29.78

Exercisable, End of Period	6,967,798	32.76	2,400,910	29.79

For the six months ended June 30, 2012, Encana recorded compensation costs of $13 million related to the Encana TSARs and no compensation costs related to the Cenovus TSARs (2011— compensation costs of $11 million related to the Encana TSARs and compensation costs of $13 million related to the Cenovus TSARs).

52	Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13.	Compensation Plans (continued)

B) Performance Tandem Stock Appreciation Rights

From 2007 to 2009, Encana granted Performance TSARs. In lieu of exercising the option, the option holder has the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined key measures. Performance TSARs that do not vest when eligible are forfeited.

The following table summarizes information related to the Encana and Cenovus Performance TSARs held by Encana employees as at June 30, 2012:

	Encana Performance TSARs		Cenovus Performance TSARs
Canadian Dollar Denominated (C$)	Outstanding	Weighted Average Exercise Price	Outstanding	Weighted Average Exercise Price
Outstanding, Beginning of Year	7,879,130	31.50	5,751,358	28.60
Exercised—SARs	—	—	(1,880,174)	28.16
Exercised—Options	—	—	(11,452)	26.64
Forfeited	(619,810)	31.31	(300,463)	26.47
Expired	(2,221,132)	29.45	(31,789)	26.64

Outstanding, End of Period	5,038,188	32.43	3,527,480	29.04

Exercisable, End of Period	5,038,044	32.43	3,527,480	29.04

For the six months ended June 30, 2012, Encana recorded compensation costs of $1 million related to the Encana Performance TSARs and a recovery of compensation costs of $1 million related to the Cenovus Performance TSARs (2011—compensation costs of $2 million related to the Encana Performance TSARs and compensation costs of $23 million related to the Cenovus Performance TSARs).

C) Stock Appreciation Rights

During 2008 and 2009, Canadian dollar denominated SARs were granted to employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price of the right.

The following table summarizes information related to the Encana and Cenovus SARs held by Encana employees as at June 30, 2012:

	Encana SARs		Cenovus SARs
Canadian Dollar Denominated (C$)	Outstanding	Weighted Average Exercise Price	Outstanding	Weighted Average Exercise Price
Outstanding, Beginning of Year	1,972,651	33.81	1,640,575	30.73
Exercised	—	—	(419,380)	29.74
Forfeited	(44,662)	33.35	(13,291)	32.61

Outstanding, End of Period	1,927,989	33.82	1,207,904	31.06

Exercisable, End of Period	1,918,390	33.84	1,203,556	31.06

53 Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13.	Compensation Plans (continued)

C) Stock Appreciation Rights (continued)

Since 2010, U.S. dollar denominated SARs have been granted to eligible employees. The terms and conditions are similar to the Canadian dollar denominated SARs. The following table summarizes information related to U.S. dollar denominated Encana SARs held by Encana employees as at June 30, 2012:

	Encana SARs
U.S. Dollar Denominated (US$)	Outstanding	Weighted Average Exercise Price
Outstanding, Beginning of Year	12,645,469	26.78
Granted	391,332	20.32
Forfeited	(383,865)	28.11

Outstanding, End of Period	12,652,936	26.54

Exercisable, End of Period	3,200,939	30.90

For the six months ended June 30, 2012, Encana recorded compensation costs of $13 million related to the Encana SARs and a recovery of compensation costs of $1 million related to the Cenovus SARs (2011— compensation costs of $7 million related to the Encana SARs and compensation costs of $5 million related to the Cenovus SARs).

D) Performance Stock Appreciation Rights

During 2008 and 2009, Encana granted Performance SARs to certain employees which entitle the employee to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the grant price. Performance SARs are subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined key measures. Performance SARs that do not vest when eligible are forfeited.

The following table summarizes information related to the Encana and Cenovus Performance SARs held by Encana employees as at June 30, 2012:

	Encana Performance SARs		Cenovus Performance SARs
Canadian Dollar Denominated (C$)	Outstanding	Weighted Average Exercise Price	Outstanding	Weighted Average Exercise Price
Outstanding, Beginning of Year	2,710,057	32.07	2,282,061	28.88
Exercised	—	—	(593,593)	29.22
Forfeited	(164,165)	30.06	(122,394)	26.44

Outstanding, End of Period	2,545,892	32.20	1,566,074	28.95

Exercisable, End of Period	2,545,214	32.20	1,566,074	28.95

For the six months ended June 30, 2012, Encana recorded compensation costs of $1 million related to the Encana Performance SARs and no compensation costs related to the Cenovus Performance SARs (2011—compensation costs of $1 million related to the Encana Performance SARs and compensation costs of $8 million related to the Cenovus Performance SARs).

54	Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13.	Compensation Plans (continued)

E) Performance Share Units

Since 2010, PSUs have been granted to eligible employees which entitle the employee to receive, upon vesting, a cash payment equal to the value of one common share of Encana for each PSU held, depending upon the terms of the PSU plan. PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

The ultimate value of the PSUs will depend upon Encana’s performance measured over the three-year period. Each year, Encana’s performance will be assessed by the Board of Directors (the "Board") to determine whether the performance criteria have been met. Based on this assessment, up to a maximum of two times the original PSU grant may be awarded in respect of the year being measured. The respective proportion of the original PSU grant deemed eligible to vest for each year will be valued and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.

The following table summarizes information related to the PSUs as at June 30, 2012:

	Canadian Dollar Denominated Outstanding PSUs	U.S. Dollar Denominated Outstanding PSUs
Outstanding, Beginning of Year	1,238,391	1,088,667
Granted	212,602	26,803
Deemed Eligible to Vest	(427,003)	(393,036)
Units, in Lieu of Dividends	19,054	14,105
Forfeited	(79,250)	(34,540)

Outstanding, End of Period	963,794	701,999

For the six months ended June 30, 2012, Encana recorded compensation costs of $4 million related to the outstanding PSUs (2011— compensation costs of $13 million).

F) Deferred Share Units

The Company has in place a program whereby Directors and certain key employees are issued DSUs, which vest immediately, are equivalent in value to a common share of the Company and are settled in cash. DSUs can be redeemed in accordance with the terms of the agreement and expire on December 15th of the year following the Director’s resignation or employee’s departure.

Employees have the option to convert either 25 or 50 percent of their annual High Performance Results (“HPR”) award into DSUs. The number of DSUs is based on the value of the award divided by the closing value of Encana’s share price at the end of the performance period of the HPR award.

The following table summarizes information related to the DSUs as at June 30, 2012:

Canadian Dollar Denominated	Outstanding DSUs
Outstanding, Beginning of Year	904,853
Granted	104,517
Converted from HPR awards	38,077
Units, in Lieu of Dividends	20,189
Redeemed	(60,000)

Outstanding, End of Period	1,007,636

For the six months ended June 30, 2012, Encana recorded compensation costs of $5 million related to the outstanding DSUs (2011— compensation costs of $4 million).

55 Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13.	Compensation Plans (continued)

G) Restricted Share Units

Since 2011, RSUs have been granted to eligible employees. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date. As at June 30, 2012, Encana plans to settle the RSUs in cash on the vesting date.

The following table summarizes information related to the RSUs as at June 30, 2012:

	Canadian Dollar Denominated Outstanding RSUs	U.S. Dollar Denominated Outstanding RSUs
Outstanding, Beginning of Year	1,751,167	1,573,571
Granted	279,403	56,783
Units, in Lieu of Dividends	38,987	32,094
Forfeited	(93,730)	(59,862)

Outstanding, End of Period	1,975,827	1,602,586

For the six months ended June 30, 2012, Encana recorded compensation costs of $15 million related to the outstanding RSUs (2011—compensation costs of $6 million). The paid in surplus balance as at June 30, 2012 and December 31, 2011 relates to the RSUs.

H) Restricted Cash Plan

In October 2011, Encana’s Board approved the use of a Restricted Cash Plan as a component of the long-term incentive grant to eligible employees. The Restricted Cash Plan is a time-based conditional grant to receive cash which, in accordance with the corresponding grant agreement, requires that the employee remain actively employed with Encana on the vesting date. The Restricted Cash Plan vests over three years with one third payable after each anniversary of the grant date. For the six months ended June 30, 2012, Encana recorded compensation costs of $10 million (2011—compensations costs of nil) relating to the Restricted Cash Plan grant.

I) Pensions and Other Post-Employment Benefits

The periodic pension and other post-employment benefits (“OPEB”) expense for the six months ended June 30 is as follows:

	Pension Benefits		OPEB
	2012	2011	2012	2011
Current service costs	$3	$6	$7	$6
Interest cost	7	8	2	2
Expected return on plan assets	(8)	(8)	—	—
Amortization of net actuarial gains and losses	8	—	—	—

Total Defined Benefit Plan Expense	$10	$6	$9	$8

	Pension Benefits		OPEB
	2012	2011	2012	2011
Defined Benefit Plan Expense	$10	$6	$9	$8
Defined Contribution Plan Expense	21	18	—	—

Total Benefit Plans Expense	$31	$24	$9	$8

Encana's net benefit plan expense for the three months ended June 30, 2012 was $20 million (2011—$16 million) and for the six months ended June 30, 2012 was $40 million (2011—$32 million). Encana's contribution to the defined benefit pension plans for the six months ended June 30, 2012 was $23 million (2011—$18 million). Encana's contribution to the defined contribution pension plans for the six months ended June 30, 2012 was $21 million (2011—$21 million).

56	Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Fair Value Measurements

A) Fair Value

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques include the market, income, and cost approach. Market approach uses information generated by market transactions involving identical or comparable assets or liabilities; income approach converts estimated future amounts to a present value; and cost approach is based on the amount that currently would be required to replace an asset.

B) Fair Value Hierarchy

Inputs used in determining fair value are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. The three input levels of the fair value hierarchy are as follows:

•	Level 1—Inputs represent quoted prices in active markets for identical assets or liabilities, such as exchange-traded commodity derivatives.

•

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs.

•

Level 3—Inputs that are not observable from objective sources, such as forward prices supported by little or no market activity or internally developed estimates of future cash flows used in a present value model.

In determining fair value, the Company utilizes the most observable inputs available. If a fair value measurement reflects inputs at multiple levels within the hierarchy, the fair value measurement is characterized based on the lowest level of input that is significant to the fair value measurement.

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair-value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 15 and 12, respectively. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no transfers between the hierarchy levels during the period.

57 Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14.	Fair Value Measurements (continued)

As at June 30, 2012	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (5)	Carrying Amount
Risk Management
Risk Management Assets (1)	$—	$1,367	$5	$1,372	$(51)	$1,321
Risk Management Liabilities (1)	—	64	—	64	(51)	13
Share units resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (2)	$—	$—	$3	$3	$—	$3
Accounts payable and accrued liabilities (3)	—	—	3	3	—	3
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (4)	—	—	42	42	—	42
As at December 31, 2011
Risk Management
Risk Management Assets (1)	$1	$2,124	$18	$2,143	$(96)	$2,047
Risk Management Liabilities (1)	—	103	—	103	(96)	7
Share units resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (2)	$—	$—	$1	$1	$—	$1
Accounts payable and accrued liabilities (3)	—	—	1	1	—	1
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (4)	—	—	83	83	—	83

(1)	Including current portion.
(2)	Receivable from Cenovus.
(3)	Payable to Cenovus employees.
(4)	Payable to Cenovus.
(5)	Netting to offset derivative assets and liabilities with the same counterparty, which are presented within the fair value hierarchy on a gross basis, even where the legal right of offset exists.

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts and basis swaps with terms to 2015. The fair values of these contracts are based on a market approach and are estimated using quoted market prices which are either directly or indirectly observable at the reporting date, such as broker quotes, observable trading activity and other prices published on information platforms and exchanges.

C) Level 3 Fair Value Measurements

The Company’s Level 3 risk management assets and liabilities consist of natural gas options and power purchase contracts and with terms to 2013 and 2017, respectively. The fair values of both the natural gas options and the power purchase contracts are based on an income approach and are modeled internally using observable and unobservable inputs such as natural gas price volatilities and forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Amounts related to risk management assets and liabilities are recognized in revenues and operating costs according to their purpose. Amounts related to share units resulting from the Split Transaction are recognized in operating costs, administrative expenses and capitalized within property, plant and equipment as described in Note 13.

58	Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Fair Value Measurements (continued)

C) Level 3 Fair Value Measurements (continued)

A summary of changes in Level 3 fair value measurements for the six months ended June 30 is presented below:

	Risk Management		Share Units Resulting from Split Transaction
	2012	2011	2012	2011
Balance, Beginning of Year	$18	$(7)	$(83)	$(120)
Total gains (losses)	(19)	14	4	(57)
Purchases, issuances and settlements:
Purchases	—	—	—	—
Settlements	6	3	37	59
Transfers in and out of Level 3	—	—	—	—

Balance, End of Period	$5	$10	$(42)	$(118)

Change in unrealized gains (losses) related to assets and liabilities held at end of period	$(9)	$15	$14	$34

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

	Valuation Technique	Unobservable Input	As at June 30, 2012	As at December 31, 2011
Risk Management—Natural Gas Options	Option Model	Price Volatility	33.5% -47.7%	—

Risk Management—Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$ 64.75 -$77.13	$71.50 -$77.55

Share units resulting from the Split Transaction	Option Model	Cenovus share unit volatility	33.44%	32.48%

A five percent increase or decrease in natural gas price volatility would cause a corresponding $1 million (nil at December 31, 2011) decrease or increase to net risk management assets. A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $5 million ($6 million at December 31, 2011) increase or decrease to net risk management assets. A five percent increase or decrease in Cenovus share unit estimated volatility would cause a corresponding $4 million ($6 million at December 31, 2011) increase or decrease to accounts payable and accrued liabilities.

15. Financial Instruments and Risk Management

A) Financial Instruments

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B) Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 14 for a discussion of fair value measurements.

Unrealized Risk Management Position

	As at	As at
	June 30,	December 31,
	2012	2011
Risk Management
Current asset	$1,182	$1,806
Long-term asset	139	241

	1,321	2,047

Risk Management
Current liability	1	1
Long-term liability	12	6

	13	7

Net Risk Management Asset	$1,308	$2,040

59 Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15.	Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Summary of Unrealized Risk Management Positions—By Product

	As at June 30, 2012			As at December 31, 2011
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net
Commodity Prices
Natural gas	$1,313	$9	$1,304	$2,032	$7	$2,025
Crude Oil	—	4	(4)	—	—	—
Power	8	—	8	15	—	15

Total Fair Value	$1,321	$13	$1,308	$2,047	$7	$2,040

Commodity Price Positions as at June 30, 2012

	Notional Volumes	Term	Average Price		Fair Value
Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,955 MMcf/d	2012	5.79 US$	/Mcf	$1,011
NYMEX Fixed Price	505 MMcf/d	2013	5.24 US$	/Mcf	301
Options		2012-2013			(3)

Basis Contracts (1)

Canada		2012			12
United States		2012			(4)
Canada and United States		2013-2015			(13)

Natural Gas Fair Value Position					1,304
Crude Oil Contracts
Basis Positions					(4)

Power Purchase Contracts
Fair Value Position					8

Total Fair Value					$1,308

(1)

Encana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed price differentials and differentials determined as a percentage of NYMEX.

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)		Realized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Revenues, Net of Royalties	$640	$200	$1,169	$404
Operating Expenses and Other	(4)	(4)	(6)	(3)

Gain on Risk Management	$636	$196	$1,163	$401

	Unrealized Gain (Loss)		Unrealized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Revenues, Net of Royalties	$(795)	$27	$(725)	$(124)
Operating Expenses and Other	—	2	(7)	20

Gain (Loss) on Risk Management	$(795)	$29	$(732)	$(104)

60	Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Reconciliation of Unrealized Risk Management Positions from January 1 to June 30

	2012		2011
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	$2,040
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	431	$431	$297
Fair Value of Contracts Realized During the Period	(1,163)	(1,163)	(401)

Fair Value of Contracts, End of Period	$1,308	$(732)	$(104)

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company's policy is to not use derivative financial instruments for speculative purposes.

Natural Gas—To partially mitigate the natural gas commodity price risk, the Company uses NYMEX swaps and options. To help protect against widening natural gas price differentials in various production areas, Encana has entered into basis swaps to manage the price differentials between these production areas and various sales points.

Crude Oil—To help protect against widening crude oil price differentials between North American and world prices, Encana has entered into basis swaps.

Power—The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at June 30 as follows:

	2012		2011
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease
Natural gas price	$(190)	$190	$(571)	$571
Crude oil price	7	(7)	—	—
Power price	5	(5)	5	(5)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company's credit portfolio including credit practices that limit transactions according to counterparties' credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at June 30, 2012, the Company had no significant collateral balances posted and there were no credit derivatives in place.

As at June 30, 2012, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

61 Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Credit Risk (continued)

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at June 30, 2012, approximately 94 percent (95 percent at December 31, 2011) of Encana's accounts receivable and financial derivative credit exposures are with investment grade counterparties.

As at June 30, 2012, Encana has four counterparties (2011—three counterparties) whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at June 30, 2012, these counterparties accounted for 25 percent, 15 percent, 14 percent and 12 percent of the fair value of the outstanding in-the-money net risk management contracts.

Liquidity Risk

Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a wide range of funding alternatives at competitive rates through commercial paper, committed revolving bank credit facilities and debt capital markets. As at June 30, 2012, Encana had available unused committed revolving bank credit facilities totaling $4.9 billion which include C$4.0 billion ($3.9 billion) on a revolving bank credit facility for Encana and $999 million on a revolving bank credit facility for a U.S. subsidiary that remains committed through October 2015.

Encana also had unused capacity under two shelf prospectuses for up to $6.0 billion, the availability of which is dependent on market conditions, to issue up to C$2.0 billion ($2.0 billion) of debt securities in Canada and up to $4.0 billion in the U.S. These shelf prospectuses expire in June 2013 and June 2014, respectively. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$1,794	$—	$—	$—	$—	$1,794
Risk Management Liabilities	1	9	2	1	—	13
Long-Term Debt (1)	463	2,331	761	3,122	7,606	14,283

(1)	Principal and interest.

Encana’s long-term debt obligations were $14.3 billion at June 30, 2012. Further information on long-term debt is contained in Note 9.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results. Encana's functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

62	Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Foreign Exchange Risk (continued)

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives. At June 30, 2012, Encana had $5.9 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.9 billion at December 31, 2011) and $1.7 billion in debt that was not subject to foreign exchange exposure ($2.2 billion at December 31, 2011). There were no foreign exchange derivatives outstanding as at June 30, 2012.

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $50 million change in foreign exchange (gain) loss at June 30, 2012 (2011—$53 million). The Company may enter into forward sales or purchases of U.S. or Canadian dollars to mitigate foreign exchange risk. There were no forward sales or purchases outstanding as at June 30, 2012.

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at June 30, 2012.

At June 30, 2012, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2011—$6 million).

16. Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments as at June 30, 2012:

	Expected Future Payments
(undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Transportation and Processing	$430	$876	$922	$922	$818	$5,552	$9,520
Drilling and Field Services	300	198	118	85	54	71	826
Operating Leases	28	50	47	43	37	102	307
Capital Commitments	85	34	7	7	8	80	221

Total	$843	$1,158	$1,094	$1,057	$917	$5,805	$10,874

In addition to the commitments disclosed above, Encana has made commitments related to its risk management program and the Company’s obligation to fund its defined benefit pension and other post-employment benefit plans. Further information related to the Company's risk management program can be found in Note 15.

Contractual obligations arising from long-term debt, asset retirement obligations, The Bow office project and the PFC are recognized on the Company’s Condensed Consolidated Balance Sheet. Further information related to these items can be found in Notes 9, 10 and 11.

Contingencies

The Company is involved in various legal claims and actions arising in the ordinary course of operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company's consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

63 Notes to Condensed Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2012

Supplemental Financial Information (unaudited)

Financial Results

($ millions, except per share amounts)	2012			2011
	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year -to-date	Q2	Q1
Cash Flow (1)	1,815	794	1,021	4,216	983	1,181	2,052	1,089	963
Per share - Diluted (3)	2.47	1.08	1.39	5.72	1.33	1.60	2.78	1.48	1.31
Operating Earnings (2, 4)	438	198	240	1,191	232	389	570	352	218
Per share - Diluted (3, 4)	0.59	0.27	0.33	1.62	0.31	0.53	0.77	0.48	0.30
Net Earnings (Loss)	(1,470)	(1,482)	12	5	(476)	459	22	383	(361)
Per share - Diluted (3)	(2.00)	(2.01)	0.02	0.01	(0.65)	0.62	0.03	0.52	(0.49)

Effective Tax Rate using
Net Earnings	46.6%			77.3%
Canadian Statutory Rate	25.0%			26.5%
Foreign Exchange Rates (US$ per C$1)
Average	0.994	0.990	0.999	1.012	0.978	1.020	1.024	1.033	1.015
Period end	0.981	0.981	1.001	0.983	0.983	0.963	1.037	1.037	1.029

Cash Flow Summary
Cash From (Used in) Operating Activities	1,248	631	617	3,927	1,005	1,285	1,637	980	657
Deduct (Add back):
Net change in other assets and liabilities	(46)	(26)	(20)	(160)	(30)	(26)	(104)	(75)	(29)
Net change in non-cash working capital	(509)	(134)	(375)	(15)	166	130	(311)	(34)	(277)
Cash tax on sale of assets	(12)	(3)	(9)	(114)	(114)	—	—	—	—

Cash Flow (1)	1,815	794	1,021	4,216	983	1,181	2,052	1,089	963

Operating Earnings Summary
Net Earnings (Loss)	(1,470)	(1,482)	12	5	(476)	459	22	383	(361)
After-tax (addition) deduction:
Unrealized hedging gain (loss)	(502)	(547)	45	600	397	273	(70)	18	(88)
Impairments	(1,695)	(1,695)	—	(1,687)	(1,105)	—	(582)	—	(582)
Non-operating foreign exchange gain (loss)	(4)	(90)	86	(99)	82	(325)	144	44	100
Estimated annual effective tax rate adjustments (4)	293	652	(359)	—	(82)	122	(40)	(31)	(9)

Operating Earnings (2, 4)	438	198	240	1,191	232	389	570	352	218

(1)	Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.
(2)

Operating Earnings is a non-GAAP measure defined as Net earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company's financial performance between periods. Under U.S. GAAP, these after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

(3)	Net earnings, operating earnings and cash flow per common share are calculated using the weighted average number of Encana common shares outstanding as follows:

	2012			2011
(millions)	Year -to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Weighted Average Common Shares Outstanding
Basic	736.3	736.3	736.3	736.3	736.3	736.3	736.3	736.3	736.3
Diluted	736.3	736.3	736.3	737.2	736.8	737.6	737.3	737.6	737.6

(4)

In conjunction with adopting U.S. GAAP, the Company has updated its quarterly Operating Earnings definition to calculate income taxes based on the discrete quarter results and exclude income taxes related to divestitures. The estimated annual effective tax rate is significantly impacted by items including tax on divestitures and related pool adjustments, international financing and the non-taxable portions of capital gains or losses. The difference between the discrete method and the estimated annual effective tax rate method is presented as an estimated annual effective tax rate adjustment. The 2011 quarterly comparatives have been restated.

64 Encana Corporation	Supplemental Information (prepared in US$)

Second quarter report

for the period ended June 30, 2012

Supplemental Financial & Operating Information (unaudited)

Financial Metrics	2012
	Year-to-	2011
	date	Year
Debt to Debt Adjusted Cash Flow (1, 2, 3)	1.8x	1.8x
Debt to Adjusted EBITDA (1, 2, 3)	1.9x	1.9x
Debt to Adjusted Capitalization (1, 3)	34%	33%
(1)	Calculated using long-term debt, including current portion.
(2)	Calculated on a trailing 12-month basis.
(3)	A non-GAAP measure which is defined and calculated in the non-GAAP measures section of Encana’s Management Discussion and Analysis.

Net Capital Investment	2012			2011
($ millions)	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Capital Investment
Canadian Division	838	323	515	2,031	399	535	1,097	469	628
USA Division	995	432	563	2,446	562	617	1,267	619	648

	1,833	755	1,078	4,477	961	1,152	2,364	1,088	1,276
Market Optimization	7	1	6	2	2	—	—	—	—
Corporate & Other	77	41	36	131	45	34	52	34	18

Capital Investment	1,917	797	1,120	4,610	1,008	1,186	2,416	1,122	1,294

Acquisitions
Property
Canadian Division	109	53	56	410	13	23	374	109	265
USA Division	219	122	97	105	34	28	43	42	1

Divestitures
Property
Canadian Division	(2,504)	(105)	(2,399)	(350)	(200)	(23)	(127)	(29)	(98)
USA Division	(190)	(76)	(114)	(1,730)	(1,385)	(32)	(313)	(14)	(299)
Corporate & Other	(2)	(2)	—	—	—	—	—	—	—

Net Acquisitions and Divestitures	(2,368)	(8)	(2,360)	(1,565)	(1,538)	(4)	(23)	108	(131)

Net Capital Investment	(451)	789	(1,240)	3,045	(530)	1,182	2,393	1,230	1,163

Production Volumes - After Royalties	2012			2011
(average daily)	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year-to- date	Q2	Q1
Natural Gas (MMcf/d)
Canadian Division	1,365	1,237	1,493	1,454	1,515	1,460	1,420	1,445	1,395
USA Division	1,672	1,565	1,779	1,879	1,944	1,905	1,833	1,864	1,801

	3,037	2,802	3,272	3,333	3,459	3,365	3,253	3,309	3,196

Oil & NGLs (Mbbls/d)
Canadian Division	18.1	16.9	19.2	14.5	13.9	15.1	14.6	14.8	14.3
USA Division	10.6	11.3	10.1	9.5	10.0	9.3	9.2	9.5	9.0

	28.7	28.2	29.3	24.0	23.9	24.4	23.8	24.3	23.3

Encana Corporation	65 Supplemental Information (prepared in US$)

Second quarter report

for the period ended June 30, 2012

Supplemental Oil and Gas Operating Statistics (unaudited)

Operating Statistics—After Royalties

Per-unit Results, Excluding the Impact of Realized Financial Hedging

	2012			2011
	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Natural Gas—Canadian Division ($/Mcf)
Price	2.33	2.05	2.56	3.79	3.44	3.89	3.92	3.97	3.87
Production and mineral taxes	—	0.01	(0.01)	0.02	0.02	0.02	0.02	0.02	0.02
Transportation and processing (1)	1.12	1.31	0.97	0.91	0.88	0.86	0.95	1.02	0.88
Operating (1)	0.69	0.71	0.68	0.68	0.70	0.60	0.70	0.58	0.83

Netback	0.52	0.02	0.92	2.18	1.84	2.41	2.25	2.35	2.14

Natural Gas—USA Division ($/Mcf)
Price	2.73	2.41	3.00	4.47	3.95	4.64	4.66	4.76	4.56
Production and mineral taxes	0.06	0.03	0.08	0.23	0.20	0.21	0.26	0.25	0.26
Transportation and processing	1.05	1.04	1.07	1.06	1.01	1.03	1.11	1.15	1.06
Operating	0.59	0.56	0.61	0.62	0.59	0.53	0.68	0.59	0.77

Netback	1.03	0.78	1.24	2.56	2.15	2.87	2.61	2.77	2.47

Natural Gas—Total ($/Mcf)
Price	2.55	2.25	2.80	4.17	3.73	4.32	4.34	4.42	4.26
Production and mineral taxes	0.03	0.02	0.04	0.14	0.12	0.13	0.15	0.15	0.16
Transportation and processing	1.09	1.16	1.02	0.99	0.95	0.96	1.04	1.08	0.98
Operating	0.64	0.63	0.64	0.64	0.64	0.56	0.69	0.59	0.80

Netback	0.79	0.44	1.10	2.40	2.02	2.67	2.46	2.60	2.32

Liquids—Canadian Division ($/bbl)
Price	78.33	76.47	79.96	85.41	86.52	84.05	85.59	92.10	78.73
Production and mineral taxes	1.85	1.28	2.36	0.90	1.23	0.64	0.87	0.62	1.14
Transportation and processing (1)	1.06	1.18	0.95	1.45	1.24	1.42	1.56	1.77	1.34
Operating (1)	1.40	1.68	1.15	1.23	1.44	1.08	1.22	1.04	1.38

Netback	74.02	72.33	75.50	81.83	82.61	80.91	81.94	88.67	74.87

Liquids—USA Division ($/bbl)
Price	88.44	86.11	91.05	85.28	83.93	79.81	88.82	93.53	83.81
Production and mineral taxes	7.71	7.17	8.33	7.54	6.98	5.85	8.71	9.38	8.00
Transportation and processing	0.14	0.09	0.20	0.08	0.24	0.08	—	—	—
Operating	4.13	5.52	2.59	0.70	2.04	0.61	—	—	—

Netback	76.46	73.33	79.93	76.96	74.67	73.27	80.11	84.15	75.81

Liquids—Total ($/bbl)
Price	82.08	80.32	83.77	85.36	85.44	82.43	86.85	92.66	80.70
Production and mineral taxes	4.03	3.63	4.41	3.52	3.64	2.63	3.92	4.03	3.80
Transportation and processing	0.72	0.75	0.69	0.92	0.81	0.91	0.96	1.09	0.81
Operating	2.41	3.21	1.65	1.02	1.69	0.90	0.73	0.63	0.85

Netback	74.92	72.73	77.02	79.90	79.30	77.99	81.24	86.91	75.24

Impact of Realized Financial Hedging

	2012			2011
	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Natural Gas ($/Mcf)
Canadian Division	2.10	2.61	1.69	0.69	0.93	0.57	0.61	0.59	0.64
USA Division	2.16	2.49	1.86	0.87	1.15	0.78	0.77	0.73	0.81
Total	2.13	2.54	1.78	0.79	1.06	0.69	0.70	0.67	0.74

(1)

The Canadian Division per-unit results for transportation and processing expenses and operating expenses have been updated to present processing costs with transportation expense. Formerly these processing costs were presented in operating expenses. Encana has updated its presentation as a result of the Canadian Division entering into firm gathering and processing agreements with the divestiture of its two natural gas processing plants during the first quarter of 2012. Encana believes the nature of processing costs more closely align with transportation expense.

66 Encana Corporation	Supplemental Information (prepared in US$)

Second quarter report

for the period ended June 30, 2012

Supplemental Oil and Gas Operating Statistics (unaudited)

Operating Statistics—After Royalties (continued)

Per-unit Results, Including the Impact of Realized Financial Hedging

	2012			2011
	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Natural Gas Price ($/Mcf)
Canadian Division	4.43	4.66	4.25	4.48	4.37	4.46	4.53	4.56	4.51
USA Division	4.89	4.90	4.86	5.34	5.10	5.42	5.43	5.49	5.37
Total	4.68	4.79	4.58	4.96	4.79	5.01	5.04	5.09	5.00

Natural Gas Netback ($/Mcf)
Canadian Division	2.62	2.63	2.61	2.87	2.77	2.98	2.86	2.94	2.78
USA Division	3.19	3.27	3.10	3.43	3.30	3.65	3.38	3.50	3.28
Total	2.92	2.98	2.88	3.19	3.08	3.36	3.16	3.27	3.06

Liquids Price (1) ($/bbl)
Canadian Division	78.33	76.47	79.96	85.41	86.52	84.05	85.59	92.10	78.73
USA Division	88.44	86.11	91.05	85.28	83.93	79.81	88.82	93.53	83.81
Total	82.08	80.32	83.77	85.36	85.44	82.43	86.85	92.66	80.70

Liquids Netback (1) ($/bbl)
Canadian Division	74.02	72.33	75.50	81.83	82.61	80.91	81.94	88.67	74.87
USA Division	76.46	73.33	79.93	76.96	74.67	73.27	80.11	84.15	75.81
Total	74.92	72.73	77.02	79.90	79.30	77.99	81.24	86.91	75.24

(1)

The Company has not settled any oil hedges during the periods presented. Accordingly, the per-unit results including the impact of realized financial hedging are equivalent to the per-unit results excluding financial hedging.

Encana Corporation	67 Supplemental Information (prepared in US$)

Second quarter report

for the period ended June 30, 2012

Supplemental Oil and Gas Operating Statistics (unaudited)

Results by Key Area

	Three months ended June 30
	Natural Gas Production		Oil & NGLs Production		Capital		Drilling Activity
	(MMcf/d)		(Mbbls/d)		($ millions)		(net wells drilled)
	2012	2011	2012	2011	2012	2011	2012	2011
Canadian Division
Greater Sierra	142	261	0.3	0.9	47	73	—	13
Cutbank Ridge	377	428	1.5	1.0	35	105	7	12
Peace River Arch	99	90	2.5	1.8	52	44	7	5
Bighorn	263	235	3.4	3.7	63	92	9	8
Coalbed Methane	353	431	9.0	7.4	14	22	—	—

Key Resource Plays	1,234	1,445	16.7	14.8	211	336	23	38
Emerging Plays and Other	3	—	0.2	—	112	133	2	—

Total Canadian Division	1,237	1,445	16.9	14.8	323	469	25	38

USA Division
Jonah	426	472	4.0	4.4	25	70	7	18
Piceance	470	417	2.0	1.9	112	111	35	36
Texas	158	397	—	0.2	16	82	—	16
Haynesville	418	487	0.1	—	90	269	4	23

Key Resource Plays	1,472	1,773	6.1	6.5	243	532	46	93
Emerging Plays and Other	93	91	5.2	3.0	189	87	14	14

Total USA Division	1,565	1,864	11.3	9.5	432	619	60	107

	Six months ended June 30
	Natural Gas Production		Oil & NGLs Production		Capital		Drilling Activity
	(MMcf/d)		(Mbbls/d)		($ millions)		(net wells drilled)
	2012	2011	2012	2011	2012	2011	2012	2011
Canadian Division
Greater Sierra	187	254	0.5	0.9	91	213	6	22
Cutbank Ridge	426	416	1.3	1.1	115	190	14	23
Peace River Arch	109	94	2.6	1.8	109	71	13	6
Bighorn	245	226	4.5	3.6	185	216	20	21
Coalbed Methane	397	429	9.1	7.2	77	169	83	320

Key Resource Plays	1,364	1,419	18.0	14.6	577	859	136	392
Emerging Plays and Other	1	1	0.1	—	261	238	3	—

Total Canadian Division	1,365	1,420	18.1	14.6	838	1,097	139	392

USA Division
Jonah	437	478	4.1	4.4	74	164	21	43
Piceance	479	415	1.8	1.9	218	189	74	65
Texas	179	400	0.1	0.2	45	211	3	33
Haynesville	481	450	0.1	—	275	527	16	45

Key Resource Plays	1,576	1,743	6.1	6.5	612	1,091	114	186
Emerging Plays and Other	96	90	4.5	2.7	383	176	39	26

Total USA Division	1,672	1,833	10.6	9.2	995	1,267	153	212

68 Encana Corporation	Supplemental Information (prepared in US$)

Encana Corporation

FOR FURTHER INFORMATION:

Investor contact:

Ryder McRitchie	Lorna Klose
Vice-President, Investor Relations	Manager, Investor Relations
(403) 645-2007	(403) 645-6977

Media contact:

Jay Averill
Manager, Media Relations
(403) 645-4747

Encana Corporation

1800, 855 – 2nd Street SW

P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

Phone: (403) 645-2000

Fax: (403) 645-3400

www.encana.com